UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2025

or

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               to

COMMISSION FILE NUMBER: 1-4488

MESABI TRUST

(Exact Name of Registrant as Specified in Its Charter)

New York	13-6022277
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

c/o Deutsche Bank Trust Company Americas
Trust & Agency Services
1 Columbus Circle, 17th Floor
Mail Stop: NYC01-1710
New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (904) 271-2520

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units of Beneficial Interest in Mesabi Trust	MSB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻  No ⌧

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ◻  No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ⌧	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☒

As of July 31, 2024, the aggregate market value of the Units of Beneficial Interest in the registrant held by non-affiliates of the registrant was $230,474,323 based on the closing sale price as reported on the New York Stock Exchange. As of April 21, 2025, there were 13,120,010 Units of Beneficial Interest in Mesabi Trust outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Annual Report of the Trustees for the Fiscal Year Ended January 31, 2025 (Annual Report)	Parts I, II, and IV

MESABI TRUST

ANNUAL REPORT ON FORM 10-K

2

PART I

ITEM 1.            BUSINESS.

(a)         General Development of Business.

The information under the headings “Trustees’ Discussion and Analysis of Financial Condition and Results of Operations,” “The Trust Estate,” “Leasehold Royalties,” and “Land Trust and Fee Royalties” in the Annual Report of the Trustees of Mesabi Trust for the fiscal year ended January 31, 2025, filed as Exhibit 13 to this Form 10-K (the “Annual Report”) is incorporated herein by reference.

(b)         Financial Information About Segments.

Substantially all of the revenue, operating profits and assets of Mesabi Trust (“Mesabi Trust” or the “Trust”) relate to one business segment—iron ore mining.

(c)         Narrative Description of Business.

The information under the headings “Overview,” “Overview of the Trust’s Royalty Structure,” “Trustees’ Discussion and Analysis of Financial Condition and Results of Operations,” “The Trust Estate,” “Leasehold Royalties” and “Description of the Mineral Properties” in the Annual Report is incorporated herein by reference.

(d)         Financial Information About Geographical Areas.

All of the Trust’s revenues are derived from the assets of the Trust, information of which is set forth under the headings “The Trust Estate” and “Description of the Mineral Properties” of the Annual Report. The information under the heading “Selected Financial Data” in the Annual Report is incorporated herein by reference.

(e)         Availability of Reports on Registrant’s Website.

The information on the cover page of the Annual Report is incorporated herein by reference.

ITEM 1A.         RISK FACTORS.

The information under the heading “Risk Factors” in the Annual Report is incorporated by reference.

ITEM 1B.         UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.         CYBERSECURITY.

Mesabi Trust does not have any directors, officers or employees. The Corporate Trustee is responsible for oversight of Mesabi Trust’s risks from cybersecurity threats as it relates to financial record keeping, cash and investment management, administration and reporting. The Corporate Trustee also serves as registrar and transfer agent for the Trust. The Corporate Trustee has dedicated personnel responsible for assessing and managing Mesabi Trust’s cyber risk management efforts, informing senior management of the Corporate Trustee regarding the prevention, detection, mitigation and remediation of cybersecurity incidents

3

and supervising such efforts. The Corporate Trustee’s information technology team has significant experience selecting, deploying and operating cybersecurity technologies, initiatives and processes and relies on threat intelligence as well as other information obtained from governmental, public or private sources, including external consultants engaged by the Corporate Trustee to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Corporate Trustee works with leading firms in the cybersecurity industry, leveraging their technology and expertise to monitor and maintain the performance and effectiveness of products and services that are used by the Corporate Trustee. The Corporate Trustee maintains a cyber risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats, which processes are integrated into the Corporate Trustee’s overall risk management process. The Corporate Trustee maintains robust cybersecurity protocols including, but not limited to technological capabilities that prevent and detect disruptions, computer workstations and programs protected with passwords and passphrases, as well as employee training throughout the year on financial regulations and cybersecurity followed up by testing of that knowledge. The protocols are based on recognized best practices and standards for cybersecurity and information technology. The Corporate Trustee has an annual assessment, performed by a third-party vendor, of the Corporate Trustee’s cyber risk management program. Other non-technical protocols include securing of documents and work areas that could contain non-public information and independent verification of information changes by outside vendors. Mesabi Trust faces risks from cybersecurity threats that could have a material adverse effect on its financial condition, results of operations, cash flows or reputation. The Corporate Trustee has experienced, and will continue to experience, cyber incidents in the normal course of its business. However, prior cybersecurity incidents have not had a material adverse effect on Mesabi Trust’s focus, financial condition, results of operations, or cash flows. See “Risk Factors – General Risk Factors – The Trust faces risks from cybersecurity threats that could have a material adverse effect on its financial condition, financial record keeping, investment management, reporting, results of operations, cash flows or reputation.”

ITEM 2.            PROPERTIES.

The information under the heading “The Trust Estate,” “Duration of the Trust Estate,” “History of the Trust’s Acquisition of the Trust Estate,” and “Description of the Mineral Properties and Northshore’s Mining Operations,” in the Annual Report is incorporated herein by reference.

ITEM 3.            LEGAL PROCEEDINGS.

AAA Arbitration Final Award and Payment

As previously reported, the arbitration initiated by the Trust in October 2022 concluded in June 2024.

The Trust sought an award of damages relating to Cleveland-Cliffs Inc.’s (“Cliffs”) and Northshore Mining Company’s (“Northshore”) underpayment of royalties in 2020, 2021, and the first four months of 2022 by virtue of Cliffs’ and Northshore’s failure to use the highest priced arms’-length iron ore pellet sale from the preceding four quarters in pricing certain pellet shipments from 2020 through the first four months of 2022. The Trust also sought declaratory relief related to the Trust’s entitlement to certain documentation and to the time when Cliffs’ and Northshore’s royalty obligations accrue.

The Trust received the final award from the AAA tribunal on September 6, 2024, which unanimously awarded the Trust damages in the amount of $59,799,977 for underpaid royalties in 2020, 2021 and the first four months of 2022, plus pre-award interest in the amount of $11,288,269, calculated at the rate of 10% simple interest per annum from the date of the initial demand through September 6, 2024. Pursuant to the award, Cliffs and Northshore were required to pay the Trust the amounts specified in the Award by no later than October 6, 2024. The Tribunal approved the parties’ stipulated Consent Award approving the Trust’s

4

ongoing entitlement to certain documentation related to verifying royalty calculations. The Tribunal denied the Trust’s request for declaratory relief regarding the time at which Cliffs’ and Northshore’s royalty obligations accrue.

Pursuant to the AAA tribunal’s final award dated September 6, 2024, Northshore and Cliffs paid Mesabi Trust $71,185,029 on October 4, 2024. This payment satisfied the AAA panel’s unanimous award of damages (including pre-award interest) for underpayment of royalties due to the Trust in 2020, 2021 and the first four months of 2022.

Mesabi filed a petition to confirm the award in New York County Supreme Court on January 16, 2025 (Court File No. 650311/2025). The court issued a decision and order confirming the award on March 7, 2025. A redacted copy of the confirmation of the final AAA Award can be found at Document No. 25 in the New York State Courts Electronic Filing System (New York County Supreme Court) at the following internet address: https://iapps.courts.state.ny.us/nyscef/CaseSearch. The information included on the website is not a part of, nor incorporated by reference into, this Annual Report on Form 10-K.

The distribution announced by Mesabi Trust on October 17, 2024 included information that the Trustees determined to hold these AAA award funds received on October 4, 2024 in reserve pending the expiration of procedural deadlines related to the arbitration, and an assessment of all other facts and contingencies.

ITEM 4.            MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.            MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED UNITHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The information under the headings “Unallocated Reserve” and “Certificates of Beneficial Interest” in the Annual Report is incorporated herein by reference.

ITEM 6.            RESERVED

ITEM 7.            TRUSTEES’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information under the headings “Trustees’ Discussion and Analysis of Financial Condition and Results of Operations,” “Leasehold Royalties,” “Trust Expenses,” and “Unallocated Reserve” in the Annual Report is incorporated herein by reference.

ITEM 7A.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

5

ITEM 8.            FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements, including the Independent Registered Public Accounting Firm’s report thereon, filed as a part of this Form 10-K, are presented on pages F-4 through F-14 and are incorporated herein by reference.

ITEM 9.            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

During the last two fiscal years, Mesabi Trust has had no disagreements with its accountants on accounting and financial disclosure. As disclosed previously, on May 1, 2023, Baker Tilly US, LLP notified the Trustees of Mesabi Trust that it will not stand for re-appointment as the independent registered public accounting firm of Mesabi Trust. On June 21, 2023, Mesabi Trust engaged Boulay, PLLP as its independent registered public accountant to audit Mesabi Trust’s financial statements.

ITEM 9A.         CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Trust maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it furnishes or files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the Securities and Exchange Commission. Due to the pass-through nature of the Trust, the Trust’s disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Mesabi Trust is received from Cliffs and its wholly-owned subsidiary, Northshore. In order to help ensure the accuracy and completeness of the information required to be disclosed in the Trust’s periodic and current reports, the Trust engages certified public accountants, geological consultants, engineering firms, and attorneys. These professionals hired by the Trust advise the Trust in its review and compilation of the information in this Form 10-K and the other periodic reports filed by the Trust with the SEC.

As part of their evaluation of Mesabi Trust’s disclosure controls and procedures, the Trustees rely on quarterly shipment and royalty calculations provided by Northshore and Cliffs. Because Northshore has declined to provide a written certification attesting to whether Northshore has established disclosure controls and procedures and internal controls sufficient to enable it to verify that the information furnished to the Trustees is accurate and complete, the Trustees also rely on (a) an annual certification from Northshore and Cliffs, certifying as to the accuracy of the royalty calculations, and (b) the related due diligence review performed by the Trust’s accountants. In addition, Mesabi Trust’s consultants review the schedule of leasehold royalties payable, and shipping and sales reports provided by Northshore against production and shipment reports prepared by Eveleth Fee Office, Inc., an independent consultant to Mesabi Trust (“Eveleth Fee Office”). Eveleth Fee Office performs inspections of the Northshore mine and its pelletizing operations, observes production and shipping activities, gathers production and shipping information from Northshore and prepares monthly production and shipment reports for the Trustees. Furthermore, as part of its engagement by Mesabi Trust, Eveleth Fee Office also attends Northshore’s calibration and testing of its crude ore scales and boat loader scales which are conducted on a periodic basis.

As of the end of the period covered by this report, the Trustees carried out an evaluation of Mesabi Trust’s disclosure controls and procedures. Based on this evaluation, the Trustees have concluded that such disclosure controls and procedures are effective.

Trustees’ Report on Internal Control over Financial Reporting. The Trustees’ Report on Internal Control over Financial Reporting is set forth on page F-2 of the Annual Report. This Annual Report on Form

6

10-K does not include, and is not required to include, an attestation report of our independent registered public accounting firm on internal control over financial reporting based on an exemption from such rules related to the Trust’s status as a smaller reporting company and non-accelerated filer.

Changes in Internal Control over Financial Reporting. To the knowledge of the Trustees there were no changes in the Trust’s internal control over financial reporting that occurred during the Trust’s last fiscal quarter that has materially affected, or is likely to materially affect, the Trust’s internal control over financial reporting. The Trustees note for purposes of clarification that they have no authority over, and make no statement concerning, the internal controls of Northshore or Cliffs.

ITEM 9B.         OTHER INFORMATION.

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications. During the three months ended January 31, 2025, none of the Trustees adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408 of SEC Regulation S-K.

ITEM 9C.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

7

PART III

ITEM 10.          DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The Agreement of Trust dated July 18, 1961, as amended by the Amendment to the Agreement of Trust dated as of October 25, 1982 (the “Agreement of Trust”) provides for a Corporate Trustee and four individual Trustees (collectively, the “Trustees”). The Trust does not have, nor does the Agreement of Trust provide for officers, a board of directors or any committees. Generally, the Trustees continue in office until their resignation or removal. Any Trustee may be removed at any time, with or without cause, by the holders of two-thirds in interest of the Certificates of Beneficial Interest in the Trust (the “Trust Certificates”) then outstanding. In the case of an individual Trustee, a successor is appointed if the individual Trustee dies, becomes incapable of acting or is adjudged bankrupt or insolvent. In the case of the Corporate Trustee, a successor is appointed if a receiver of the Corporate Trustee or of its property is appointed, or if any public officer takes charge or control of the Corporate Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation. Successor Trustees can only be appointed by the holders of a majority in interest of the Trust Certificates then outstanding. Because such appointments are not made on a regular or periodic basis, the Trust does not have a standing nominating committee or a policy in place for the recommendation and nomination of successor Trustees.

The Trust’s activities are limited to collecting income, paying expenses and liabilities, distributing net income to the holders of Trust Certificates (the “Unitholders”) after the payment of, or provision for, such expenses and liabilities, and protecting and conserving the assets held. The Trustees have adopted a Code of Ethics that applies to the Trustees. A copy of the Code of Ethics is incorporated by reference in Exhibit 14 of this Form 10-K. We intend to disclose any amendments to and any waivers from a provision of our Code of Ethics on our website within four business days following such amendment or waiver.

Because the Trust does not have directors, officers, or employees, it has not adopted insider trading policies and procedures governing the purchase, sale, and/or dispositions of Trust securities by such persons.

The Trust has not designated a separate audit committee comprised of independent committee members relying on an exemption provided by Rule 10A-3 of the Securities Exchange Act of 1934, as amended. As such, the Trustees have not designated an “audit committee financial expert.” The Trustees collectively perform the functions of an audit committee.

To carry out the Trustees’ duties under the Agreement of Trust, the Trustees meet on at least a quarterly basis to discuss information and circumstances relevant to the Trust. The Trustees also conduct telephone conferences from time to time between the quarterly meetings to address developments that require more timely attention. The Trustees held 12 meetings either in person or via teleconference in fiscal 2025. All of the Trustees attended at least 75% of the sum of all Trustee meetings held in fiscal 2025.

In the third quarter of each year, the Trustees also conduct an annual inspection trip in which they personally visit and tour Northshore’s mining operations and plant facilities located near Babbitt and in Silver Bay, Minnesota, respectively. During the inspection trip, the Trustees meet with and interview Northshore personnel with respect to Northshore’s current operations, changes in operations, mining plans, capital equipment and facilities.

Because Mesabi Trustees are appointed until they resign or are removed, at the time of nomination the Trustees believe that it is necessary for each Trustee to possess many qualities and skills. Set forth below are the present Trustees’ principal occupations and directorships held with other public corporations during

8

the past five years, or longer as material, their ages and the year each of the Trustees was first elected as a Trustee of the Trust.

Robert C. Berglund

Age: 78

Year Appointed and elected as Individual Trustee: 2009

Retired Vice President and General Manager, Cleveland-Cliffs Inc.

Mr. Berglund has extensive experience in the mining industry. He retired from his position as Vice President and General Manager of Northshore Mining Company in 2003 after spending thirty-five years in mining production and operations management with Cliffs. Mr. Berglund joined Cliffs after graduating from Penn State University in 1968 with a B.S. in Mining Engineering. From 1968 until 2003, Mr. Berglund worked onsite at various mines owned and operated by Cliffs across North America.

James A. Ehrenberg

Age: 82

Year Appointed and elected as Individual Trustee: 2006

Retired Vice President, U.S. Bank, N.A.

Mr. Ehrenberg has extensive experience serving as corporate trustee. Before retiring from his position as Senior Vice President of U.S. Bank, N.A. Mr. Ehrenberg spent nearly forty years in the corporate trust department of U.S. Bank, N.A. and its predecessor, First Trust Company of Saint Paul. From 1983 until April 2005, Mr. Ehrenberg was directly responsible for providing corporate trustee services to the Mesabi Land Trust of which Mesabi Trust is the sole trust certificate holder.

Michael P. Mlinar

Age: 71

Year Appointed and elected as Individual Trustee: 2014

Retired Vice President of North American Iron Ore Initiatives, Cleveland-Cliffs Inc.

Mr. Mlinar, appointed and elected as a Mesabi Trustee in 2014, retired from his position as Vice President of North American Iron Ore Initiatives in 2013 after spending thirty-six years in mining production and operations management. Mr. Mlinar was General Manager at five different Cliffs’ subsidiaries: Tilden, Empire, Hibbing Taconite, United Taconite and Northshore Mining, and then was Integration Lead for the Bloom Lake Mine. In 2011, Mr. Mlinar became a Vice President of North American Iron Ore Initiatives.

Robin M. Radke

Age: 54

Year Appointed and elected as Individual Trustee: 2019

Attorney with Fredrikson & Byron, P.A.

Ms. Radke is an attorney with Fredrikson & Byron, P.A. and has more than twenty-five years of business and legal experience, including over twenty years in private and in-house legal practice. Before joining Fredrikson in June 2023, she was general counsel and chief compliance officer of Merced Capital, L.P., a privately held registered investment adviser, where she worked from 2014 to January 2023. Prior to Merced, Ms. Radke was an attorney

9

with Oppenheimer Wolff & Donnelly LLP (now Fox Rothschild LLP) for eleven years where her work included advising the Trust on securities reporting, internal controls and general matters. Ms. Radke’s legal practice included advising clients regarding a wide spectrum of industries, including financial services, lending, real estate, energy and shipping. In addition, she has experience in securities law and general corporate law.

The Trust believes that each of the individual Trustees has a diversified background and extensive financial, business and industry specific expertise that make them an important resource in the oversight of the Trust’s affairs. There are no family relationships among any of the Individual Trustees.

ITEM 11.          EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

The Trust does not have a board of directors, executive officers or any employees. The compensation paid to the Trustees is governed by the Amendment to the Agreement of Trust dated October 25, 1982, as amended (the “Amendment”). The Amendment does not provide for any stock awards, option awards, non-equity incentive plan compensation, change in pension value, nonqualified deferred compensation earnings or any other compensation. The Trust does not have severance agreements nor does it provide post-retirement benefits to the Trustees. Accordingly, all such tables have been omitted from the Annual Report.

Pursuant to the Amendment, each individual Trustee receives at least $20,000 in annual compensation for services as Trustee. Each year, annual Trustee compensation is adjusted up or down (but not below $20,000) in accordance with changes from the November 1981 level of 295.5 (the “1981 Escalation Level”) in the All Commodities Producer Price Index (with 1967 = 100 as a base). The All Commodities Producer Price Index is published by the U.S. Department of Labor, Bureau of Labor Statistics. The adjustment is made at the end of each fiscal year and is calculated on the basis of the proportion between (a) the level of such index for the November preceding the end of such fiscal year, and (b) the 1981 Escalation Level. Any action to modify or otherwise vary the compensation of the individual Trustees as provided by the Amendment must be approved by the affirmative vote of 66 2/3% in interest of the Trust Certificates then outstanding. Each of the individual Trustees received total compensation of $51,331 during fiscal 2025.

Under the Amendment, the Corporate Trustee receives annual compensation for services as a Trustee in an amount equal to the greater of (i) $20,000, or such other amount determined in accordance with the adjustments described in the preceding paragraph, or (ii) one quarter of one percent (1/4 of 1%) of the trust moneys, exclusive of proceeds of sale of any part of the Trust Estate (as such terms are defined in the Agreement of Trust), received by the Trustees and distributed to Unitholders. The compensation paid to Deutsche Bank Trust Company Americas, for services as Corporate Trustee of the Trust, under this first prong of this compensation formula was $51,331 pursuant to the Amendment.

Additionally, each year the Corporate Trustee receives $62,500 to cover clerical and administrative services to Mesabi Trust, other than services customarily performed by a registrar or transfer agent for which the Corporate Trustee is paid additional service fees. The Corporate Trustee earned $113,830 in cash compensation for the fiscal year ended January 31, 2025, inclusive of the $62,500 administrative fee. The Corporate Trustee also received $4,471 for its services as registrar and transfer agent for the year ended January 31, 2025. Accordingly, the Corporate Trustee earned $118,301 in total compensation for the fiscal year ended January 31, 2025.

10

Under the Amendment, the Individual Trustees may, in extraordinary circumstances, pay additional compensation to the Corporate Trustee. The decision to pay such compensation must be unanimously approved by the Individual Trustees. The Corporate Trustee did not receive any compensation for extraordinary services with respect to the fiscal year ended January 31, 2025.

Trustees’ Compensation Report

The Trustees have not designated a compensation committee and are not required to do so by applicable law or regulation. The Trustees, as a group, have reviewed and discussed the Compensation Discussion and Analysis (“CD&A”) and based on such review and discussion have recommended that the CD&A be included in this Annual Report on Form 10-K for the fiscal year ended January 31, 2025.

MESABI TRUST

Deutsche Bank Trust Company Americas
Robert C. Berglund
James A. Ehrenberg
Michael P. Mlinar
Robin M. Radke

Trustee Compensation

Summary Compensation Table

The table below summarizes the total compensation earned by each of the Individual Trustees and the Corporate Trustee in the fiscal year ended January 31, 2025.

						Nonqualified
					Non-Equity	Deferred
		Trustee	Stock	Option	Incentive Plan	Compensation	All Other
	Fiscal	Fees Earned	Awards	Awards	Compensation	Earnings	Compensation		Total
Name and principal position	Year	($)	($)	($)	($)	($)	($)		($)

Deutsche Bank Trust Company Americas, Corporate Trustee	2025	$113,830	N/A	N/A	N/A	N/A	4,471	(1)	$118,301
	2024	$113,912	N/A	N/A	N/A	N/A	4,693	(1)	$118,605

Robert C. Berglund, Trustee	2025	$51,331	N/A	N/A	N/A	N/A	N/A		$51,331
	2024	$51,413	N/A	N/A	N/A	N/A	N/A		$51,413

James A. Ehrenberg, Trustee	2025	$51,331	N/A	N/A	N/A	N/A	N/A		$51,331
	2024	$51,413	N/A	N/A	N/A	N/A	N/A		$51,413

Michael P. Mlinar, Trustee	2025	$51,331	N/A	N/A	N/A	N/A	N/A		$51,331
	2024	$51,413	N/A	N/A	N/A	N/A	N/A		$51,413

Robin Radke, Trustee	2025	$51,331	N/A	N/A	N/A	N/A	N/A		$51,331
	2024	$51,413	N/A	N/A	N/A	N/A	N/A		$51,413

(1)	Represents fees and disbursements paid to Deutsche Bank Trust Company Americas for its services as registrar and transfer agent of the Units.

11

ITEM 12.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND TRUSTEES.

The table below is based on information that has been obtained from Mesabi Trust’s records and a review of statements of beneficial ownership filed with Mesabi Trust pursuant to Rule 13d-1 or Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and sets forth information as to the Units of Beneficial Interest in Mesabi Trust beneficially owned as of April 24, 2025 by (i) each person known by Mesabi Trust to beneficially own more than 5% of the outstanding Units of Beneficial Interest in Mesabi Trust, and (ii) the Trustees individually and as a group. Except as otherwise indicated and subject to applicable community property laws, each Trustee has sole voting and investment powers with respect to the securities listed. There were no Certificates of Beneficial Interest of Mesabi Trust pledged by the Trustees as of January 31, 2025. The Trust does not have any compensation plans under which securities of the Trust are authorized for issuance.

		Amount and
		Nature of Beneficial		Percent of
Title of Class	Name and Address of Beneficial Owner (1)	Ownership		Class

Units	Horizon Kinetics Asset Management LLC 470 Park Avenue South 8th Floor South New York, NY 10016	2,843,010	(2)	21.7%

Units	ValueWorks LLC One World Trade Center Suite 84-G New York, NY 10007	824,397	(3)	6.3%

Units	Deutsche Bank Trust Company Americas	0		**

Units	Robert C. Berglund	2,000		**

Units	James A. Ehrenberg	3,000	(4)	**

Units	Michael P. Mlinar	4,499	(5)	**

Units	Robin M. Radke	595		**

Units	All Trustees as a group	10,094		**

** Less than 1%

(1)	The address for each beneficial owner is c/o Deutsche Bank Trust Company Americas Corporate Trustee, 1 Columbus Circle, Mail Stop: NYC01-1710, New York, New York 10019.
(2)	Based on a Schedule 13G/A filed with the SEC on February 13, 2025, Horizon Kinetics Asset Management LLC beneficially owns 2,843,010 Units and has sole voting and dispositive power over these Units.
(3)	Based on a Schedule 13G/A filed with the SEC on November 13, 2024, ValueWorks LLC beneficially owns 824,397 Units and shares voting and dispositive power over these Units. Charles Lemonides is the Managing Member of ValueWorks, LLC, Mr. Lemonides has shared voting and dispositive power with respect to 824,397 Units. Mr. Lemonides disclaims beneficial ownership of the Units reported in this table except to the extent of his pecuniary interest therein.

12

(4)	All Units are held by James A. Ehrenberg and Donna Jean Ehrenberg Revocable Trust Dated September 12, 2012. Mr. and Mrs. Ehrenberg, as the trustees of the revocable trust, share the investment and voting power over all of those Units.
(5)	All shares are held jointly with Mr. Mlinar’s spouse.

ITEM 13.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Person Transaction Policy

During the fiscal year ended January 31, 2025, the Trustees met on at least a quarterly basis and reviewed and approved or ratified certain transactions that occurred during each of the prior fiscal quarters. In connection with their review of the Trust’s transactions, the Trustees consider whether there have been any related person transactions. In determining whether to approve a related person transaction, the Trustees consider the following factors, in addition to any other factors they deem necessary or appropriate:

●	whether the transaction is expressly permitted by the Agreement of Trust;
●	whether the terms are fair to the Trust;
●	whether the transaction is material to the Trust;
●	the role of the related person in arranging the related person transaction;
●	the structure of the related person transaction; and
●	the interests of all related persons in the related person transaction.

The Trust maintains a written related person transaction approval policy, which sets forth the Trust’s policies and procedures for the review, approval or ratification of any transaction required to be reported in Mesabi Trust’s filings with the Securities and Exchange Commission. The policy applies to any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which Mesabi Trust is a participant and in which a related person has a direct or indirect interest.

Certain types of transactions, which would otherwise require review, are pre-approved by the Trustees in accordance with the policy. These types of transactions include, for example, (i) transactions, when aggregated with the amount of all other transactions between the related person and the Trust, that involve less than $120,000 in a fiscal year; (ii) transactions where the interest of the related person arises only by way of a directorship or minority stake in another organization that is a party to the transaction; (iii) transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and (iv) a transaction that is specifically contemplated by provisions of the Agreement of Trust.

Based on their review of the Trust’s transactions during the fiscal years ended January 31, 2025 and 2024, the Trustees concluded that there were no related person transactions required to be disclosed in this Annual Report on Form 10-K.

13

Pass-Through Royalty Trust Exemptions

Because of its legal structure and character as a pass-through royalty trust, the Trust is exempt from Rule 10A-3 of the Securities Exchange Act and the Corporate Governance Standards set forth in Section 303A of the New York Stock Exchange’s Listed Company Manual.

ITEM 14.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)         Audit Fees.

The aggregate fees related to fiscal 2025 for professional services rendered by Boulay, PLLP (“Boulay”) for the audit of the Trust’s annual financial statements for fiscal year 2025 and review of the financial statements included in the Trust’s quarterly reports on Form 10-Q of fiscal year 2025 were $92,023.

The aggregate fees related to fiscal 2024 for professional services rendered by Boulay, PLLP (“Boulay”) for the audit of the Trust’s annual financial statements for fiscal year 2024 and review of the financial statements included in the Trust’s quarterly reports on Form 10-Q for the second and third quarters of fiscal year 2024 were $80,523.

The aggregate fees related to fiscal 2024 for professional services rendered by Baker Tilly US, LLP (“Baker Tilly”) for the review of the financial statements included in the Trust’s quarterly report on Form 10-Q for the first quarter of fiscal 2024 and for services related to the transition of auditors during fiscal 2024 were $69,034.

(b)         Audit-Related Fees.

No fees were paid to Boulay or Baker Tilly for assurance and related services that were not reasonably related to the performance of the audit or review of the Trust’s financial statements for fiscal 2025 or fiscal 2024.

(c)         Tax Fees.

No fees were paid to Boulay or Baker Tilly for tax compliance, tax advice and tax planning for Mesabi Trust for fiscal 2025 or fiscal 2024.

(d)         All Other Fees.

No other fees were paid to Boulay or Baker Tilly for services provided to Mesabi Trust, other than those described in item (a), for fiscal 2025 or fiscal 2024.

Before an independent registered public accounting firm is engaged to perform audit and review services for the Trust, the Trustees approve the engagement. The Trustees approved 100% of all services provided by Boulay and Baker Tilly during fiscal 2025 and fiscal 2024.

14

PART IV

ITEM 15.          EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a) 1.     Financial Statements:

The following Financial Statements are incorporated in this Report by reference from the following pages of the Annual Report:

Trustees’ Report on Internal Control over Financial Reporting	Page F-2

Report of Independent Registered Public Accounting Firm	Page F-3

Balance Sheets as of January 31, 2025 and 2024	Page F-4

Statements of Income for the years ended January 31, 2025 and 2024	Page F-5

Statements of Unallocated Reserve and Trust Corpus for the years ended January 31, 2025 and 2024	Page F-6

Statements of Cash Flows for the years ended January 31, 2025 and 2024	Page F-7

Notes to Financial Statements	Pages F-8 - F-14

15

(a) 3.     Exhibits:

Item No.	Item	Filing Method

3 and 4(b)	Agreement of Trust dated as of July 18, 1961

Incorporated by reference from Exhibit 3 to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

3(a) and 4(c)	Amendment to the Agreement of Trust dated as of October 25, 1982

Incorporated by reference from Exhibit 3(a) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1988. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

4(a)	Instruments defining the rights of Trust Certificate Holders

Incorporated by reference from Exhibit 4 to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

4(d)	Description of Mesabi Trust’s Securities.	Filed herewith.

10(a)	Peters Lease

Incorporated by reference from Exhibits 10(a) - 10(d) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(b)	Amendment of Assignment of Peters Lease

Incorporated by reference from Exhibits 10(a) - 10(d) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(c)	Cloquet Lease

Incorporated by reference from Exhibits 10(a) - 10(d) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

16

Item No.	Item	Filing Method

10(d)	Assignment of Cloquet Lease

Incorporated by reference from Exhibits 10(a) - 10(d) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1987. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(e)	Modification of Lease, made as of January 23, 1946	Incorporated by reference from Exhibits 10(e) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015.

10(f)	Modification of Lease and Consent to Assignment dated as of October 22, 1982

Incorporated by reference from Exhibit 10(e) to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 1988. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(g)	Amendment of Assignment, Assumption and Further Assignment of Peters Lease	Incorporated by reference from Exhibit A to Mesabi Trust’s Report on Form 8-K dated August 17, 1989. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(h)	Amendment of Assignment, Assumption and Further Assignments of Cloquet Lease	Incorporated by reference from Exhibit B to Mesabi Trust’s Report on Form 8-K dated August 17, 1989. (filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T)

10(i)*	Summary Description of Trustees’ Compensation	Filed herewith.

13	Annual Report of the Trustees of Mesabi Trust for the fiscal year ended January 31, 2025	Filed herewith.

14	Trustees Code of Ethics	Incorporated by reference from Exhibit 14 to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004.

31	Certification of Corporate Trustee of Mesabi Trust pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.

17

Item No.	Item	Filing Method

32	Certification of Corporate Trustee of Mesabi Trust pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.

97	Mesabi Trust Incentive Based Award Recovery Policy	Incorporated by reference from Exhibit 97 to Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2024.

101.INS	Inline XBRL Instance Document	Filed herewith.

101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	Filed herewith.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	Filed herewith.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	Filed herewith.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	Filed herewith.

104	Cover Page Interactive Data File	Embedded within the Inline XBRL document and contained in Exhibit 101

* Indicates a compensatory plan or arrangement.

ITEM 16.          FORM 10-K SUMMARY.

None.

18

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2025

MESABI TRUST

By:	DEUTSCHE BANK TRUST COMPANY
AMERICAS
Corporate Trustee

Principal Administrative Officer and duly authorized signatory:*

	By:	/s/ Chris Niesz
Chris Niesz*
Director

* There are no principal executive officers or principal financial officers of the registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert C. Berglund	April 24, 2025
Robert C. Berglund
Individual Trustee

/s/ James A. Ehrenberg	April 24, 2025
James A. Ehrenberg
Individual Trustee

/s/ Chris Niesz	April 24, 2025
Chris Niesz
Director
Deutsche Bank Trust Company Americas,
As Corporate Trustee of Mesabi Trust

/s/ Michael P. Mlinar	April 24, 2025
Michael P. Mlinar
Individual Trustee

/s/ Robin M. Radke	April 24, 2025
Robin M. Radke
Individual Trustee

19

Exhibit 13

ANNUAL REPORT OF THE TRUSTEES OF

MESABI TRUST

For The Fiscal Year Ended January 31, 2025

ADDRESS

Mesabi Trust

c/o Deutsche Bank Trust Company Americas

Trust & Agency Services

1 Columbus Circle, 17th Floor

Mail Stop: NYC01-1710

New York, NY 10019

(904) 271-2520 (telephone)

www.mesabi-trust.com

REGISTRAR AND TRANSFER AGENT

Deutsche Bank Trust Company Americas

LEGAL COUNSEL

Fox Rothschild LLP

REGISTRANT INFORMATION

Mesabi Trust maintains a website that provides access to its annual, quarterly, and other reports it files with the Securities and Exchange Commission. Such reports can be accessed at www.mesabi-trust.com. Mesabi Trust will provide, upon the written request of any Unitholder addressed to the Trustees at the above address and without charge to such Unitholder, (i) a paper copy of Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (the “Annual Report”) as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and (ii) the Trustees’ Code of Ethics.

Special Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements with respect to iron ore pellet production, iron ore pricing and adjustments to pricing, shipments by Northshore Mining Company (“Northshore”) during 2025, royalty (including bonus royalty) amounts, and other matters, which statements are intended to be made under the safe harbor protections of the Private Securities Litigation Reform Act of 1995, as amended. Actual production, prices, price adjustments, and shipments of iron ore pellets, as well as actual royalty payments (including bonus royalties) could differ materially from current expectations due to inherent risks and uncertainties such as general adverse business and industry economic trends, uncertainties arising from war, terrorist events, imposition or termination of duties or tariffs and retaliatory tariffs, and other global events, higher or lower customer demand for steel and iron ore, decisions by mine operators regarding curtailments or idling production lines or entire plants, environmental compliance uncertainties, difficulties in obtaining and renewing necessary operating permits, higher imports of steel and iron ore substitutes, processing difficulties, consolidation and restructuring in the domestic steel market, market inputs tied to indexed price adjustment factors historically found in some of the pellet supply agreements between Cleveland-Cliffs Inc. (“Cliffs”) and its customers (“Cliffs Customer Contracts”) which may result in future adjustments to royalties payable to Mesabi Trust and other factors. Further, historically some of the royalties earned by Mesabi Trust have been based on estimated prices that are subject to interim and final adjustments, which can be positive or negative, and may be dependent in part on multiple price and inflation index factors under agreements to which Mesabi Trust was not a party and that were not known until after the end of a contract year. Although the Mesabi Trustees believe that any such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially. Additional information concerning these and other risks and uncertainties is contained under the caption “Risk Factors” in Mesabi Trust’s filings with the Securities and Exchange Commission, including this Annual Report. Mesabi Trust undertakes no obligation to publicly update or revise any of the forward-looking statements made herein to reflect events or circumstances after the date hereof.

Mesabi Trust qualifies as a “Small Reporting Company” under Item 10(f)(1) of Regulation S-K. Therefore, Mesabi Trust has determined to comply with the disclosure requirements applicable to Smaller Reporting Companies in this Annual Report on Form 10-K. Mesabi Trust has elected to voluntarily include certain disclosures not required by a Smaller Reporting Company.

OVERVIEW

Mesabi Trust (“Mesabi Trust” or the “Trust”), formed pursuant to an Agreement of Trust dated July 18, 1961, as amended by the Amendment to the Agreement of Trust dated as of October 25, 1982 (the “Agreement of Trust”), is a trust organized under the laws of the State of New York. Mesabi Trust holds all of the interests formerly owned by Mesabi Iron Company (“MIC”), including all right, title and interest in the Amendment of Assignment, Assumption and Further Assignment of Peters Lease dated August 17, 1989 among the trustees of Mesabi Trust, Bruce D. Sherling, as Trustee in Bankruptcy for the Estate of Reserve Mining Company, and Cypress Northshore Mining Corporation, predecessor to Northshore (referred to as the “Amended Assignment of Peters Lease” or the “Royalty Agreement”), the Amendment of Assignment, Assumption and Further Assignment of Cloquet Lease dated August 17, 1989 among the trustees of Mesabi Trust, Bruce D. Sherling, as Trustee in Bankruptcy for the Estate of Reserve Mining Company, and Cypress Northshore Mining Corporation (referred to as the “Amended Assignment of Cloquet Lease” and together with the Amended Assignment of Peters Lease, the “Amended Assignment Agreements”), the beneficial interest in a trust organized under the laws of the State of Minnesota to administer the Mesabi Fee Lands (as defined below) as the trust corpus in compliance with the laws of the State of Minnesota on July 18, 1961 (the “Mesabi Land Trust”) and all other assets and property identified in the Agreement of Trust. The Amended Assignment of Peters Lease relates to an Indenture made as of April 30, 1915 among East Mesaba Iron Company (“East Mesaba”), Dunka River Iron Company (“Dunka River”) and Claude W. Peters (the “Peters

Lease”) and the Amended Assignment of Cloquet Lease relates to an Indenture made May 1, 1916 between Cloquet Lumber Company and Claude W. Peters (the “Cloquet Lease”).

A pass-through trust with certificates of beneficial interest in the trust traded on the New York Stock Exchange

Pursuant to a ruling from the Internal Revenue Service, which ruling was based on the terms of the Agreement of Trust including the prohibition against conducting any business, the Trust is not taxable as a corporation for federal income tax purposes. Instead, the holders of Certificates of Beneficial Interest in Mesabi Trust (“Unitholders”) are considered “owners” of the Trust and the Trust’s income is taxable directly to the Unitholders. The Certificates of Beneficial Interest in Mesabi Trust are listed on the New York Stock Exchange (“NYSE”) and is therefore subject to extensive regulation under, among others, the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), each as amended, and the rules and regulations of the NYSE.

Limited authorities and responsibilities of the Trustees

The Agreement of Trust specifically prohibits the Trustees of Mesabi Trust (the “Trustees”) from entering into or engaging in any business. This prohibition seemingly applies even to business activities the Trustees may deem necessary or proper for the preservation and protection of the Trust Estate (as defined on page 32 of this Annual Report). Accordingly, the Trustees’ activities in connection with the administration of Trust assets are limited to collecting income, paying expenses and liabilities, distributing net income to the Unitholders after the payment of, or provision for, such expenses and liabilities, and protecting and conserving the assets held by the Trust.

The Trustees do not intend to expand their responsibilities beyond those permitted or required by the Agreement of Trust, the Amendment to the Agreement of Trust dated October 25, 1982 (the “Amendment”), and those required under applicable law. The Trust has no employees, but it engages consultants to assist the Trustees in, among other things, monitoring the volume and sales prices of iron ore products shipped from Silver Bay, Minnesota, based on information supplied to the Trustees by Northshore, the lessee/operator of the lands leased under the Peters Lease and Cloquet Lease (the “Peters Lease Lands” and “Cloquet Lease Lands,” respectively, as further described on page 34 of this Annual Report) and the 20% fee interest of certain lands that are particularly described in, and subject to a mining lease under, the Peters Lease (the “Mesabi Fee Lands,” and together with the Peters Lease Lands and Cloquet Lease Lands, “Mesabi Trust Lands”), and Northshore’s parent company, Cliffs. References to Northshore in this Annual Report, unless the context requires otherwise, are applicable to Cliffs as well.

The information regarding amounts and sales prices of shipped iron ore products is used to compute the royalties payable to the Trust by Northshore. The Trustees request material information, from time to time, for use in the Trust’s periodic reports and as part of their evaluation of the Trust’s disclosure controls and procedures. The Trustees rely on Northshore and Cliffs to provide accurate and timely information for use in the Trust’s periodic and current reports filed with the Securities and Exchange Commission (the “SEC”).

Duration and Termination of the Trust

The Trust is governed by New York trust and estate law, which prohibits creation of any trust estate that suspends the power of alienation by a condition or limitation for a period longer than lives in being at the time of the creation of such trust estate, plus a term of twenty-one years. Pursuant to a ruling from the Internal Revenue Service, which ruling was based on the terms of the Agreement of Trust including the prohibition against entering into any business, the Trust is not taxable as a corporation for federal income tax purposes.

Instead, the Unitholders are considered “owners” of the Trust and the Trust’s income is taxable directly to the Unitholders. In accordance with the Agreement of Trust, the Trust may continue to remain in force and effect until twenty-one years after the death of the last survivor of twenty-five persons named in an exhibit to the Agreement of Trust. Based upon the results of research conducted by the Trust’s outside legal counsel, as of March 2025, the Trustees believed that there are a number of individuals named in the Agreement of Trust who were alive as of March 2025, the youngest of whom is believed to be 65 years old.

The Trust may be terminated earlier at any time by the action of Unitholders holding 75% of the total Units of Beneficial Interest of the Trust as evidenced by any instrument executed by such Unitholders or by such Unitholders’ voting in favor of the termination of the Trust at a duly called and held meeting of the Unitholders.

References in the Annual Report

All references in this discussion and in this Annual Report on Form 10-K to iron ore products “shipped” shall include iron ore products that are actually shipped from Silver Bay, Minnesota and/or stockpiled for intercompany sale that Cliffs has deemed shipped, as referenced by the parties to, and in accordance with, the Amended Assignment of Peters Lease. Similarly, all references in this discussion and in this Annual Report on Form 10-K to “shipments” shall include actual shipments of iron ore products and/or iron ore products stockpiled for intercompany sale that Cliffs has deemed shipped, as referenced by the parties to, and in accordance with, the Amended Assignment of Peters Lease. After the start of the 2019 arbitration and Cliffs’ change in practices, Cliffs accrues royalty payment to the Trust upon production to stockpile for DR pellets to be sold for internal use at facilities owned by Cliffs or its subsidiaries. Following the outcome of the 2019 arbitration, Cliffs began accruing royalty payments to the Trust for both DR pellets and standard pellets to be sold for internal use at facilities owned by Cliffs or its subsidiaries. As a result, the Trust recognizes revenue for internally sold pellets upon production of those pellets, regardless of pellet grade. Pellets produced by Northshore that are not designated for internal sale by Cliffs, or its subsidiaries, and instead are intended for sale to third parties in arms’-length sales, continue to be recognized as revenue upon shipment from Silver Bay, Minnesota.

RISK FACTORS

The results of operations and financial condition of the Trust are subject to various risks. Some of these risks are described below, and you should take such risks into account in evaluating the Trust or any investment decision involving the Trust. This section does not describe all risks that may be applicable to the Trust and it is intended only as a summary of certain material risk factors. More detailed information concerning the risk factors described below may also be contained in other sections of this Annual Report.

Risks Related to Pass-Through Trust Structure of Mesabi Trust

The Trustees have no control over the operations, sales and marketing efforts or other activities of Cliffs or Northshore.

Except within the framework of the Royalty Agreement and the enforcement of rights thereunder, neither the Trust nor the Trustees have any control over the operations, decisions to reduce or idle operations, sales and marketing efforts or other activities of Cliffs or its wholly-owned subsidiary, Northshore. Accordingly, the royalty income of the Trust is highly dependent upon the activities, investments and operational decisions of Cliffs and Northshore, including temporary or permanent reduction or idling of operations, the supply and demand of suppliers and customers in the iron ore and steel industry in the U.S. and internationally, and the terms and conditions of the Amended Assignment of Peters Lease. Northshore, together with Cliffs, without any input or influence from the Trust or the Trustees (except within the framework of the Royalty Agreement), control: (i) current operating plans, including iron ore production volumes, decisions to reduce or idle Northshore plant and mining operations, marketing of iron ore products, use of iron ore for internal purposes, operating and capital expenditures as they relate to Northshore, environmental and other liabilities and the effects of regulatory changes; (ii) plans for Northshore’s future production, operations and capital expenditures, if any; (iii) geological data relating to iron ore reserve estimates; (iv) sales and marketing efforts, and shipments of iron ore products to customers of Cliffs and the extent to which sales of iron ore products are marketed and sold directly to independent third parties; (v) the terms and conditions, especially related to pricing, amount, potential price adjustment mechanisms and delivery terms, of the sale of all iron ore products to Cliffs’ customers; and (vi) the proportion of iron ore mined from the Mesabi Trust Lands that Cliffs sells to Cliffs’ corporate affiliates versus the proportion Cliffs sells to third parties in arms’-length transactions. Any substantial change in Cliffs’ financial condition or business, or the operations, production and shipments of iron ore products by Northshore, including production curtailments, temporary idling or permanent idling of Northshore operations, about which the Trust may have little or no prior notice, could adversely affect the royalty income of the Trust, as well as the resulting cash available for distribution by the Trust to Unitholders. Further, such developments could have a material adverse impact on the market price of the Trust’s Units.

Cliffs’ announced intentions to shift DR-grade pellet production away from Northshore, use Northshore as a swing operation and idle Northshore operations from time to time, including from May 2022 through April 2023, would reduce or potentially eliminate funds available for distribution to unit holders.

On October 22, 2021, Cliffs, the parent of Northshore, the lessee/operator of the leased lands upon which Mesabi Trust is dependent for its royalties, held a conference call to discuss its third-quarter 2021 earnings. During the call, Lourenco Goncalves, Chairman, President, Chief Executive Officer of Cliffs, disclosed “…we will soon be shifting our DR-grade pellet production away from Northshore and into Minorca, where we will not have to deal with the unreasonable royalty structure at Northshore.” Mr. Goncalves also indicated that “As we plan to no longer sell pellets to third parties in the coming years, Northshore will become a swing operation, which we will keep idle every time we decided to do so. In any event, we will continue to be able to feed our Toledo plant with a consistent feed of DR-grade pellets but from Minorca and not from Northshore.”

On February 11, 2022, Cliffs held a conference call to discuss Cliffs’ full year and fourth-quarter 2021 earnings. During the call, Mr. Goncalves disclosed “…with the use of additional scrap in our BOF’s [basic oxygen furnaces], our iron ore needs are not as high as before, and we no longer need to run our mines full out. When determining where to adjust production, our first look is at our cost structure. Because we are now able to produce DR-grade pellets at Minorca, and mainly due to the ridiculous royalty structure we have in place with the Mesabi Trust, we will be idling all production at our Northshore mine, starting in the Spring, carrying through at least to the Fall period, and maybe beyond. At Northshore, no production, no shipments, no royalty payments. We also acknowledge that our strategy to stretch hot metal, by adding increased amounts of scrap to the BOF’s is working extremely well. With more scrap in the BOF’s, we need fewer tons of hot metal to produce the same tonnage of liquid steel. As a consequence, the Northshore idle could go longer than currently planned.”

During Cliffs’ February 11, 2022 earnings call, Mr. Goncalves also said that, “Going forward, [Cliffs] will be limiting the tonnage of iron ore pellets we sell to third parties.”

On July 22, 2022, Cliffs held a conference call to discuss Cliffs’ second-quarter 2022 earnings. During the call, Mr. Goncalves disclosed “… we are now extending the ongoing idle at our Northshore swing facility to at least April of next year. With the increased use of scrap company-wide in our steel making operations made possible by the acquisition of FPT last year, the pellets from Northshore are not needed at this time. Rather than deplete this finite resource for the benefit of the Mesabi Trust and its so-called unit holders, we will keep Northshore idle until we decide otherwise.”

During Cliffs earnings conference call on April 24, 2023, Mr. Goncalves announced: “Our higher levels of steel production have led to the partial restart of some operations at our iron ore mining and pelletizing swing facility at Northshore earlier this month. As you may recall, Northshore has been totally idle since the spring of last year. We will continue to treat that facility as our swing operation. And at this time, we still do not expect to operate Northshore in full any time this year.”

Cliffs had not previously notified the Trust of any of the aforementioned operational changes. Pursuant to the Agreement of Trust, any change to the royalty structure would require an amendment to the royalty agreement, which would require the approval of the Trustees as well as approval of 66 2/3% in interest of the Trust Certificate Holders.

Under the Royalty Agreement, Northshore’s obligation to pay base overriding royalties and royalty bonuses with respect to the sale or use of iron ore products generally accrues upon production or shipment of those products from Silver Bay. However, regardless of whether any shipment has occurred, Northshore is obligated to pay to Mesabi Trust a minimum advance royalty. Each year, the amount of the minimum advance royalty is adjusted (but not below $500,000 per annum) for inflation and deflation. The minimum advance royalty was $1,129,615 for calendar year 2024 and is $1,157,261 for calendar year 2025.

Operational decisions about when, how often and for how long to idle Northshore operations are solely in the control of Cliffs and Northshore. The Trustees are not notified in advance of such decisions to idle, or to restart, Northshore operations, and the Trustees cannot predict the frequency or duration of such idling events.

Accordingly, these plans, if and when implemented by Cliffs, could have a material adverse effect on Mesabi Trust’s future royalty revenue and could materially reduce or potentially eliminate funds available for distribution. In addition, the market price of the Trust’s Units, which are listed for trading on the NYSE, could be negatively impacted, and the Trust’s ability to continue to meet the continued listing criteria of the NYSE could be compromised, and could result in delisting of our Units.

The limited or lack of arms’-length third-party sales of iron ore products (processed at Northshore using Mesabi Trust iron ore) by Cliffs could lead to uncertainty under the Royalty Agreement with respect to the calculation of royalties, which could in turn result in potential disputes regarding the amount of royalties owed to the Trust.

In order to calculate the royalties owed by Northshore to the Trust, the 1989 Royalty Agreement requires that Northshore make sales of iron ore products to third parties on an arms’-length basis without regard to any other business relationship between Northshore and the third-party buyer of the iron ore products. In order to calculate royalties on less than arms’-length sales (including sales from Northshore to Cliffs’ corporate affiliates), the Royalty Agreement requires reference to the highest contract price obtained by Northshore in the preceding four calendar quarters in a sale to a buyer not affiliated with Northshore and made on an arms’-length basis. Since Cliffs’ acquisition of ArcelorMittal USA in late-2020, and accelerating after Cliffs’ Toledo HBI plant came online in mid-2021, Northshore has increased the proportion of iron ore mined from the Mesabi Trust Lands that it sells to Cliffs’ corporate affiliates and decreased the proportion of such iron ore that it sells to third parties in arms’-length transactions. Cliffs’ public statements beginning in October 2021 indicated that Cliffs will be limiting the tonnage of iron ore pellets that it sells to third parties from all of its mines, and particularly Northshore, which Cliffs idled from May 2022 to April 2023. Cliffs also said it will continue to run Northshore as a swing operation. For the twelve month period ended December 31, 2023, Cliffs has reported to the Trust two low volume shipments of iron ore pellets (produced with iron ore principally mined from Mesabi Trust Lands) to a single third-party customer. Cliffs’ quarterly royalty report used the highest price from those two transactions to set the price for royalty purposes for subsequent shipments intended for Cliffs’ affiliates’ internal consumption beginning in July 2024, subject to any newly reported arms’-length third-party customer sale transaction thereafter. For the twelve month period ended December 31, 2024, Cliffs has reported to the Trust four low volume shipments of iron ore pellets (produced with iron ore principally mined from Mesabi Trust Lands) to a single third-party customer. Cliffs’ quarterly royalty report used the highest price from certain of those transactions to set the price for royalty purposes for subsequent shipments intended for Cliffs’ affiliates’ internal consumption beginning in July 2024, subject to any newly reported arms’-length third-party customer sale transaction thereafter. The Trust is continuing to evaluate whether such transactions meet the requirements of the Royalty Agreement. Without consistent arms’-length sales from Northshore to third parties, the calculation of royalties on iron ore Northshore ships to Cliffs’ affiliates could be uncertain under the Royalty Agreement, which could in turn result in potential disputes regarding the amount of royalties owed to the Trust.

Cliffs’ Annual Report has cited certain economic and market risks, including risks related to the volatility of commodity prices, uncertainty or weakness in global economic conditions, oversupply of iron ore and excess steel or imported products, any of which could adversely affect Cliffs’ ability to generate revenue, maintain stable cash flows and fund its operations, which in turn could adversely affect Northshore operations and could adversely affect royalties payable to the Trust.

In Cliffs’ Annual Report, Cliffs disclosed that, as a vertically integrated steel company, Cliffs’ profitability is dependent upon the price of the steel, scrap metal and iron ore, and that the price of steel, scrap metal and iron ore has fluctuated significantly in the recent past and is affected by factors beyond its control including: international demand for, and the impact of higher inflation on, raw materials used in steel production; availability of scrap metal substitutes such as pig iron; commodity prices speculation; rates of global economic growth, especially construction and infrastructure activity that requires significant amounts of steel; changes in the levels of economic activity in the U.S., China, India, Europe and other industrialized or developing economies, including as a result of geopolitical conflicts or otherwise; changes in China’s emissions policies and environmental compliance enforcement practices; changes in the production capacity, production rate and inventory levels of other steel producers, distributors, iron ore suppliers and scrap metal processors and traders; changes in trade laws; volumes of unfairly traded imports; imposition or termination of duties or tariffs, including tariffs and retaliatory tariffs that have recently been and may in the future be instituted following the recent change in U.S. presidential administrations, which among other things, may affect cross-border shipments, import and export controls and other trade barriers impacting the steel and iron ore markets; climate change and other weather-related disruptions, infectious disease outbreaks, natural disasters that may impact the global supply of steel, scrap metal or iron ore, and the proximity, capacity and cost of infrastructure and transportation. Further, Cliffs stated that its revenues vary in accordance with the prices of the products it sells. During 2024, for example, Cliffs indicated it experienced lower average selling prices for its steel products and lower sales volume as compared to 2023 due to the impact from lower index pricing, which resulted in lower revenues. To the extent that commodity prices, including the HRC price, coated and other specialty steel prices, international steel prices and scrap metal prices, significantly decline for an extended period, Cliffs may have to revise its operating plans, including curtailing production, reducing operating costs and deferring capital expenditures. Cliffs also disclosed that it may have to record impairments on its goodwill, intangible assets, long-lived assets and/or inventory. Sustained lower prices also could cause Cliffs to reduce existing reserves if certain reserves can no longer be economically mined or processed at prevailing prices. Particularly during periods of increased inflation resulting in higher input costs, Cliffs may be unable to decrease its costs in an amount sufficient to offset reductions in revenues and may incur losses. These events could have a material adverse effect on Cliffs and, in certain circumstances, could potentially adversely affect Northshore, which in turn, could have a material adverse effect on Cliffs’ ability to pay future royalties owed to the Trust.

Cliffs sells a significant portion of its steel products to the automotive market, and fluctuations or changes in the automotive market could adversely affect Cliffs’ business operations and financial performance, which in turn could adversely affect the royalties payable to the Trust.

Cliffs’ Annual Report indicated that the largest end user of Cliffs’ steel products is the automotive industry in North America. Beyond these direct sales to the automotive industry, Cliffs makes additional sales to distributors and converters, which may ultimately resell some of that volume to the automotive market. In addition to the magnitude of Cliffs’ exposure to the automotive industry, Cliffs faces risks arising from Cliffs’ relative concentration of sales to certain specific automotive manufacturers, and its sales volumes and revenues may be adversely affected if it is unable to renew its fixed-price contracts with one or more significant automotive customers or if those customers choose to move certain portions of their parts business to alternate suppliers. In addition, automotive production and sales are cyclical and sensitive to general economic conditions and other factors, including interest rates, consumer credit, spending and preferences, and supply chain disruptions. If automotive production and sales decline, whether due to consumers facing reduced purchasing power caused by inflation, higher interest rates or otherwise, Cliffs’ sales and shipments to the automotive market are likely to decline in a corresponding manner. Adverse impacts that Cliffs may sustain as a result include, without limitation, lower margins because of the need to sell steel to less profitable customers and markets, higher fixed costs from lower steel production if Cliffs is unable to sell the same amount of steel to other customers and markets, and lower sales, shipments, pricing and margins generally as Cliffs’ competitors face similar challenges and compete vigorously in other markets that Cliffs serves. These adverse impacts would negatively affect Cliffs’ revenues, financial results and cash flows.

Moreover, despite Cliffs’ position as a leading North American-based flat-rolled steel producer, competition for automotive business has intensified in recent years, as steel producers and companies producing alternative materials have focused their efforts on capturing and/or expanding their market share of automotive business because of less favorable conditions in other markets for steel and other metals, including commodity products. As a result, the potential exists that Cliffs may lose market share to existing or new entrants or that automotive manufacturers will take advantage of the intense competition among potential suppliers during periodic contract renewal negotiations to pressure Cliffs’ pricing and margins in order to maintain or expand market share with them, which could negatively affect Cliffs’ revenue, financial results and cash flows.

These events could have a material adverse effect on Cliffs and, in certain circumstances, could potentially adversely affect Northshore, which in turn, could have a material adverse effect on Cliffs’ ability to pay future royalties owed to the Trust.

Global steelmaking overcapacity and overproduction, steel imports, and oversupply of iron ore could lead to lower or more volatile global steel and iron ore prices, directly or indirectly impacting Cliffs’ profitability, which in turn could adversely affect royalties payable to the Trust.

Significant existing global steel capacity and new or expanded production capacity in recent years could potentially cause capacity to exceed demand globally. Although certain American steel producers have shut down production capacity, certain of Cliffs’ competitors have announced and are moving ahead with plans to develop new steelmaking capacity in the near term. In addition, certain foreign competitors, which may have cost advantages due to being owned, controlled or subsidized by foreign governments, have substantially increased their steelmaking capacity and/or production in the last few years and in some instances appear to have targeted the U.S. market for imports. The risk of even greater levels of imports may continue, depending upon foreign market and economic conditions, changes in trade agreements and treaties, laws, regulations or government policies affecting trade, the ability of foreign producers to circumvent U.S. trade sanctions and policy (including in the markets for electrical steels), the value of the U.S. dollar relative to other currencies and other variables beyond Cliffs’ control. In addition, higher sustained market prices of steel and iron ore products could cause new producers to enter the market or existing producers to further expand productive capacity, which could in turn lead to lower steel prices and increasing prices of steel making inputs, such as scrap metal. Excess steel and iron ore supply combined with reduced global steel demand and increased imports, also could lead to lower steel and iron ore prices. Downward pressure on steel and/or iron ore prices could have an adverse effect on Cliffs’ results of operations, financial condition and profitability, which in turn could adversely affect Cliffs’ ability to pay royalties owed to the Trust.

Severe financial hardship or bankruptcy of one or more of Cliffs’ major customers or key vendors could adversely affect Cliffs’ business operations and financial performance, which in turn could adversely affect Cliffs’ ability to pay royalties owed to the Trust.

Sales and operations for a majority of Cliffs’ customers are sensitive to general economic conditions in the North American automotive, housing, construction, appliance, energy, defense and other industries. Some of Cliffs’ customers are highly leveraged. If there is a sustained weakening of current economic conditions, whether because of operational, cyclical, supply chain or other issues, including inflationary pressures, higher interest rates or an infectious disease outbreak, it could cause customers to reduce, delay or cancel their orders, impact significantly the creditworthiness of Cliffs’ customers and lead to other financial difficulties or even bankruptcy filings by Cliffs’ customers. Failure to receive payment for products that Cliffs has delivered could adversely affect Cliffs’ results of operations, financial condition and liquidity. The concentration of customers in a specific industry, such as the automotive industry, may increase Cliffs’ risk because of the likelihood that circumstances may affect multiple customers at the same time. Such events could cause Cliffs to experience lost sales or losses associated with the potential inability to collect all outstanding accounts receivable as well as reduced liquidity. Similarly, certain of Cliffs’ key vendors have recently suffered, and from time to time may continue to suffer, financial hardship, including bankruptcy. Such vendors could face operational disruption or even be forced to liquidate, which could result in such vendors defaulting on their obligations to Cliffs or Cliffs’ inability to secure replacement materials or services on a timely basis, or at all, or cause Cliffs to incur increased costs to do so. Such events could adversely impact Cliffs’ continuity of operations, financial results and cash flows, which in turn could adversely affect Cliffs’ ability to pay royalties owed to the Trust.

U.S. government actions and other countries’ reactions regarding U.S. trade policies may have a material adverse impact on Cliffs’ business, which could adversely affect Cliffs’ ability to generate revenue, which in turn could adversely affect royalties payable to the Trust.

In recent years, the U.S. government has altered its approach to international trade policy, both generally and with respect to matters directly and indirectly affecting the steel industry, including by undertaking certain unilateral actions affecting trade, renegotiating existing bilateral or multilateral trade agreements, and entering into new agreements or treaties with foreign countries. For example, in March 2018, the U.S. government issued a proclamation pursuant to Section 232 imposing a 25% tariff on imported steel. These Section 232 tariffs were imposed on national security grounds and addressed imported steel that was being unfairly traded by certain foreign competitors at artificially low prices. In retaliation against the Section 232 tariffs, the European Union subsequently imposed its own tariffs against certain steel products and other goods imported from the U.S. Following the November 2020 U.S. presidential election, negotiations between the U.S. government and other governments have resulted in revisions to these measures. For example, the U.S. government agreed to modified tariff rate quota systems with each of the European Union, Japan and the United Kingdom that allowed more imports from those trading partners to enter the U.S. market free of Section 232 tariffs. However, in early 2025, the U.S. government announced that the 25% Section 232 tariffs on steel imports would be re-imposed without exemptions and exclusions, beginning in March 2025. Even so, as has occurred in the past, the U.S. government may later determine to negotiate exemptions and exclusions from Section 232 tariffs with certain trading partners. And if the Section 232 measures are removed, modified or substantially weakened, whether through legal challenge, legislation, further executive action or otherwise, imports of foreign steel would likely increase and steel prices in the U.S. would likely fall, which could materially adversely affect Cliffs’ revenues, financial results and cash flows.

In addition, during 2020, the United States-Mexico-Canada Agreement (“USMCA”) was implemented among the U.S., Mexico and Canada in place of the North American Free Trade Agreement. Because all of Cliffs’ steel manufacturing facilities are located in North America and one of Cliffs’ principal markets is automotive manufacturing in North America, Cliffs believes that the USMCA has the potential to positively impact its business by incentivizing automakers and other manufacturers to increase manufacturing production in North America and to use North American steel. However, it is difficult to predict the implications of changes in trade policy and, therefore, whether the USMCA or other new or renegotiated trade agreements, treaties, laws, regulations or policies that may be implemented by the U.S. government, or otherwise, will have a beneficial or detrimental impact on Cliffs’ business and its customers’ and suppliers’ businesses. Adverse effects could occur directly from a disruption to trade and commercial transactions and/or indirectly by adversely affecting the U.S. economy or certain sectors of the economy, impacting demand for Cliffs’ customers’ products and, in turn, negatively affecting demand for Cliffs’ products. According to Cliffs’ disclosures, important links of the supply chain for some of Cliffs’ key customers, including automotive manufacturers, could be negatively impacted by the USMCA or other new or renegotiated trade agreements, treaties, laws, regulations or policies.

While Cliffs may currently benefit from certain antidumping and countervailing duty orders, any such relief is subject to periodic reviews and challenges, which can result in revocation or modification of the orders or reduction of the duties. Currently, there are ongoing antidumping and countervailing duty investigations involving imports of corrosion-resistant steel into the U.S. from various countries, including Canada, Mexico, Brazil, Australia, the Netherlands, South Korea, Taiwan, Turkey, Vietnam and the United Arab Emirates. The outcomes of those investigations are uncertain and could adversely affect the competitiveness and viability of Cliffs’ U.S. and/or Canadian corrosion-resistant steel businesses. Following the recent change in U.S. presidential administrations, the U.S. government may seek to alter the USMCA and has imposed and may in the future impose new or additional tariffs on goods imported into the U.S. (including steel or critical production inputs), which has led to and could in the future lead to other countries imposing or threatening to impose retaliatory tariffs on exports of American-made products (including steel) to those countries or other retaliatory efforts, such as restricting exports of critical production inputs to the

U.S. In addition, previously granted petitions for trade relief may not be successful or fully effective at preventing harm from subsidized and dumped imports into the U.S. Any of these actions and their direct and indirect impacts could materially adversely affect on Cliffs’ revenues, financial results and cash flows.

As a result, certain events could have a material adverse effect on Cliffs and, in certain circumstances, could potentially adversely affect Northshore, which in turn, could have a material adverse effect on Cliffs’ and Northshore’s ability to pay future royalties owed to the Trust, and the Trustees are not able to predict the impact that changing U.S. trade policy, or its results and/or consequences, will have on future royalties payable to the Trust.

Due to the lack of industry and geographic diversification, adverse developments in the iron ore mining industry could adversely impact the Trust’s financial condition and reduce its ability to make distributions to the Trust’s Unitholders.

Substantially all of the revenue, operating profits and assets of the Trust relate to one business segment—iron ore mining. In addition, the principal assets of the Trust consist of two different interests in certain properties in the Mesabi Iron Range located in northern Minnesota. This concentration could disproportionally expose the Trust’s interests to operational and regulatory risks in that area. Due to the lack of diversification in industry type and location of the Trust’s interests, adverse developments in the iron ore markets or at the location of the Trust’s real estate interests could have a significantly greater impact on the Trust’s financial condition, results of operations and royalty revenues than if the Trust’s interests were more diversified.

Royalties received by the Trust, and distributions paid to Unitholders, in any particular quarter or year are highly variable and are not necessarily indicative of royalties or distributions that will be paid in any subsequent quarter or in any full year. Idling of Northshore plant and mining operations exacerbate this volatility.

Although Cliffs’ obligation to pay royalties has never been dependent on Cliffs’ revenue receipts, and under the Royalty Agreement Mesabi Trust does not bear collection risk from Cliffs’ customers, royalties received by the Trust typically do fluctuate significantly from quarter to quarter and year to year based upon market prices for iron ore products, the level of orders for iron ore products from Cliffs’ customers, the sales and marketing efforts of Cliffs, the consumption of inventory by Cliffs’ customers, and production decisions made by Northshore, including, as discussed above, decisions to reduce or idle Northshore plant and mining operations. For example, Cliffs elected to idle Northshore operations from May 2022 until April 2023, which resulted in no royalty payments to the Trust for a period of time. Moreover, because some of the royalties paid to the Trust in any particular quarter (other than the minimum advance royalty) include payments that may have been made with respect to pellets shipped and sold at estimated prices that, under some Cliffs Customer Contracts, may be subject to future interim and final multi-year adjustments in accordance with such supply agreements, a downward trend in demand and market prices for iron and steel products could result in negative adjustments to royalties in future quarters, some of which may be significant. These negative price adjustments could have a material adverse effect on the Trust’s royalty income, which in time could result in lower quarterly distributions paid by the Trust to Unitholders, and possibly reduce or even eliminate funds available for distribution in any quarter and in some quarters may completely offset royalties otherwise payable to the Trust.

Another potential factor that can result in significant variability in the Trust’s revenue is the outcome of arbitration proceedings, in which the Trust has been involved from time to time. For example, in its most recent Quarterly Report on Form 10-Q for the quarter ended October 31, 2024, the Trust’s net income for the three months ended October 31, 2024 was $78,325,525, an increase of $74,239,459 as compared to the three months ended October 31, 2023. The increase in net income for the three months ended October 31, 2024 is primarily attributable to the recognition of revenue related to the AAA arbitration award in the current fiscal quarter (which is non-recurring).

Due to the factors described above, royalties paid to the Trust in future quarters for iron ore products shipped earlier during a year could materially increase or decrease, and in case of decrease, such decrease could result in little or no cash being available for distribution to Unitholders. As a result, distributions that may be declared and paid to Unitholders, in any particular quarter, are not necessarily indicative of royalties that will be received, or distributions that will be paid, in any subsequent quarter or in any full year. Based on the foregoing and the current uncertainty in the economic environment, the Trust cannot ensure that there will be adequate cash available to make a distribution to Unitholders in any particular quarter.

Cliffs’ Annual Report has disclosed certain financial risks, including risks related to Cliffs’ existing and future level of indebtedness, risks related to potential limitations on its ability to invest in the ongoing needs of its business, risks concerning its ability to generate sufficient cash flow to service all of its debt, and risks related to adverse changes in credit ratings, which may adversely affect its cost of financing.

Cliffs’ Annual Report has disclosed that (i) a portion of its cash flow from operations is used to service debt, reducing the availability of its cash to fund capital expenditures, acquisitions or other strategic development initiatives and other general corporate purposes or to retire debt or return capital to shareholders, including via share repurchases, (ii) if it is unable to service its debt service obligations, it may face substantial liquidity problems and may be forced to reduce or delay investments, capital expenditures and share repurchases, or to sell assets, seek additional capital, including additional secured or unsecured debt, or restructure or refinance its debt, and (iii) the cost of financing or refinancing, access to the capital markets, and the terms under which it purchases goods and services if credit rating agencies could downgrade Cliffs’ ratings, whether due to factors specific to its business or debt profile, a prolonged cyclical downturn in the steel, scrap metal and mining industry or macroeconomic trends (such as global or regional recessions), increases in pension and OPEB obligations, adverse impacts of inflation and higher interest rates, or trends in credit and capital markets more generally.

Cliffs’ Annual Report also disclosed that if it is unable to service its debt obligations, it could face substantial liquidity problems and may be forced to reduce or delay investments, capital expenditures and share repurchases, or to sell assets, seek additional capital, including additional secured or unsecured debt, or restructure or finance its debt, and may be unable to continue as a going concern.

These potential circumstances, if they become real developments, could have a material adverse effect on Cliffs and Northshore, which in turn, could have a material adverse effect on royalties paid to the Trust in the future.

Equipment failures and other unexpected events at Northshore may lead to production curtailments, idling or shutdown.

Interruptions in production capabilities at the mine operated by Northshore may have an adverse impact on the royalties payable to the Trust. In addition to planned production shutdowns, idling or curtailments and equipment failures, the Northshore facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions or extreme weather conditions due to climate change or otherwise and natural and human-caused disasters, terrorist events, lack of energy or other supplies, and infectious disease outbreaks. For example, the temporary production shutdowns in the automotive industry during 2020 as a result of the COVID-19 pandemic and associated reduction in demand for Cliffs’ products led to Cliffs’ decision to temporarily idle certain steelmaking facilities and iron ore mines. The manufacturing processes that take place in Northshore’s mining operations, as well as in Northshore’s crushing, concentrating and pelletizing facilities, depend on critical pieces of equipment, such as drilling and blasting equipment, crushers, grinding mills, pebble mills, thickeners, separators, filters, mixers, furnaces, kilns and rolling equipment, as well as electrical equipment, such as transformers. It is possible that this equipment may, on occasion, be out of service because of unanticipated failures or unforeseeable acts of vandalism or terrorism. In addition, because the Northshore processing facilities have been in operation for several decades, some of the equipment may be aged. A shutdown or reduction in capacity may come with little or no advance warning. The remediation of any interruption in production capability at Northshore could require Cliffs to make large capital expenditures which may take place over an extended period of time. According to Cliffs’ Annual Report, if Cliffs’ cash flows and capital resources are insufficient to fund its debt service obligations, it may be forced to reduce or delay investments and capital expenditures. Any additional idling, shutdown, reduction in operations, or production curtailment at Northshore would likely adversely affect the royalties payable to the Trust.

The mining operations of Northshore are subject to extensive governmental regulations and Northshore is subject to risks related to its compliance with federal and state environmental regulations.

Northshore, as the operator of the mine on Mesabi Trust Lands, is subject to various international, foreign, federal, state and local laws and regulations relating to protection of the environment and human health and safety, including those relating to air quality, water quality and conservation, plant, wetlands, natural resources and wildlife protection (including endangered and threatened species), reclamation, remediation and restoration of properties and related surety bonds or other financial assurances, land use, the discharge of materials into the environment, and the effects that industrial operations and mining has on groundwater quality and availability, such as the potential effects of laws or regulations related to per-and polyfluoroalkyl substances. Northshore is required to maintain numerous permits and approvals issued by federal and state regulatory agencies and its mining operations are subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977. The Occupational Safety and Health Administration (“OSHA”) has jurisdiction over safety and health standards not covered by MSHA and the Minnesota Pollution Control Agency (“MPCA”) regulates various aspects of Northshore’s operations. Northshore may from time to time be involved in disputes or litigation with the regulatory agencies over certain aspects of its operations and the Trustees cannot predict the potential impact of these proceedings. Moreover, Northshore is solely responsible for its compliance with all laws, regulations or permits applicable to Northshore’s operations and Northshore may at times fail to operate in compliance with such laws, regulations and permits. The Trust has limited ability to control or determine whether Northshore has been or will in the future operate in compliance with such laws and regulations. If Northshore fails to comply with these laws, regulations or permits, it could be subject to fines or other sanctions, any of which could have an adverse effect on its operations and its ability to ship iron ore products from Silver Bay, Minnesota, which could, in turn, have a material adverse effect on the royalties paid to the Trust.

TMDL (a regulatory term describing a value of the maximum amount of a pollutant that a body of water can receive while still meeting water quality standards under the Clean Water Act) regulations are contained in the Clean Water Act and, as a part of Minnesota’s Mercury TMDL Implementation Plan, in cooperation with the MPCA, the taconite industry developed a Taconite Mercury Reduction Strategy and signed a voluntary agreement to effectuate its terms. The strategy includes a 72% target reduction of mercury air emissions from Minnesota pellet plants collectively by 2025. For Cliffs, the requirements in the voluntary agreement do not apply to Northshore. Late in 2013, however, Minnesota published a draft mercury control rule that would require annual mercury emissions reporting and could require installation of mercury emission control equipment on all Cliffs’ Minnesota facilities including those of Northshore. On September 22, 2014, Minnesota promulgated the Mercury Air Emissions Reporting and Reduction Rule mandating mercury air emissions reporting and reduction. The adopted rule expanded applicability to all of Cliffs’ Minnesota operations and required (i) a 70% reduction of mercury emissions from Northshore’s industrial boilers by January 1, 2018, and (ii) by the end of 2018, the submission of a plan to reduce mercury emissions by 72% from all of Cliffs’ Minnesota taconite furnaces, with such plan implementation requirements to become effective on January 1, 2025. Cliffs expressed its concerns about the technical and economic feasibility to reduce taconite mercury emissions by 72% and conducted detailed engineering analyses to determine the impact of the regulations on each unique iron ore indurating furnace affected by the Mercury Air Emissions Reporting and Reduction Rule. Cliffs’ Annual Report states that one of the main tenets agreed upon for evaluating potential mercury reduction technologies during TMDL implementation and the 2014 rule development proceedings was that the selected technology must meet the following “Adaptive Management Criteria”: the technology (i) must be technically feasible; (ii) must be economically feasible; (iii) must not impact pellet quality; and (iv) must not cause excessive corrosion in the indurating furnaces or air pollution control equipment. According to Cliffs’ Annual Report, there is currently no proven technology to cost-effectively reduce mercury emissions from taconite furnaces to the target level of 72% that would meet all four Adaptive Management Criteria. Cliffs submitted its mercury reduction plans for its Minnesota facilities to the MPCA in December 2018. The plans determined that there are currently no proven technologies to cost effectively reduce mercury emissions from taconite furnaces to achieve the targeted 72% reduction rate, while satisfying all Adaptive Management Criteria. According to Cliffs, this determination was based on detailed engineering analysis and research testing. In January 2023, the MPCA responded that certain technologies may be appropriate, and the MPCA requested submission of revised Mercury Reduction Plans from the facilities. Potential impacts to Cliffs are not estimable at this time because the revised Mercury Reduction Plans remain under development.

The Trustees are unable to predict what impact, if any, the Mercury Air Emissions Reporting and Reduction Rule will have on production and shipments of iron ore products from Northshore or future royalties payable to the Trust.

On March 1, 2024, the Minnesota Department of Natural Resources (“DNR”) issued an order concluding that Northshore’s proposed project relating to the Milepost 7 tailings basin does not require an environmental impact statement (“EIS”) to proceed. On February 3, 2025, the Minnesota Court of Appeals reversed the DNR’s decision that an EIS was not needed, concluding it was “arbitrary and capricious” and in error. The Court remanded the case to the DNR for a new determination of whether the cumulative potential environmental impact of both the proposed project and the ongoing and future effects of the Milepost 7 tailings basin requires an EIS for the proposed project.

On March 5, 2025, both the DNR and Northshore petitioned the Minnesota Supreme Court to review the Court of Appeals’ decision. The relator, WaterLegacy, opposed the petition and, on March 26, filed a motion to stay Northshore’s construction of the proposed project pending the resolution of the litigation. The DNR and Northshore both opposed the stay on substantive and procedural grounds. Northshore argued that any stay of its Milepost 7 tailings basin DNR Master Permit and five-year operating plan, “regardless of length, could require Northshore to cease operations at the Tailings Basin, which would necessitate the shutdown of Northshore’s iron ore pellet manufacturing operations entirely, and would result in significant economic harm to both Northshore and the local economy.” The Minnesota Supreme Court has not yet ruled on the petition for review or the motion to stay.

The Trustees are unable to predict what impact, if any, the Minnesota Court of Appeals’ decision to reverse and remand the DNR order will have on production and shipments of iron ore products from Northshore or future royalties payable to the Trust. In addition, the Trustees are unable to predict what impact, if any, the Minnesota Supreme Court accepting or denying the petition for review or granting or denying WaterLegacy’s motion to stay will have on production and/or shipments of iron ore products from Northshore or on future royalties payable to the Trust.

The Trust does not control the portion of Northshore’s shipments that will come from iron ore mined from Mesabi Trust Lands.

The Trustees do not exert any influence over mining operational decisions at Northshore and Northshore alone determines whether to mine from Mesabi Trust Lands or state-owned lands, based on its current production estimates and engineering plan. Northshore’s mining operations include Mesabi Trust Lands and mineral-producing land owned by the State of Minnesota and others. Iron ore mined by Northshore from lands other than Mesabi Trust Lands is processed, along with iron ore mined from Mesabi Trust Lands, in Northshore-owned crushing, concentrating and pelletizing facilities and is separately accounted for on a periodic basis. Northshore also has the ability to process and ship iron ore products from lands other than Mesabi Trust Lands. In certain circumstances, the Trust may be entitled to royalties on those other shipments, but not in all cases. In general, the Trust will receive higher royalties (assuming all other factors are equal) if a higher percentage of shipments is from Mesabi Trust Lands. The percentages of shipments from Mesabi Trust Lands were 100.0%, 90.0% and 99.7% in calendar years 2024, 2023 and 2022, respectively. If Northshore decides to materially reduce the percentage of iron ore mined, or pellets shipped, from Mesabi Trust Lands, the income of the Trust could be materially adversely affected.

The Trust relies on Cliffs’ estimates of recoverable reserves, and if those estimates are inaccurate, the total potential future royalty stream to the Trust and distributions payable to Unitholders may be materially adversely affected.

The Trustees do not participate in preparing the recoverable iron ore reserve estimates reported by Cliffs. According to Cliffs’ Annual Report, Cliffs regularly evaluates its iron ore reserves based on revenues and costs and updates them as required in accordance with SEC regulations. In 2018, the Trustees engaged an independent firm of geological experts to evaluate the process Cliffs uses to estimate the recoverable iron ore reserves at the Peter Mitchell Mine. Additionally, according to Cliffs’ Annual Report, Cliffs updates its iron ore reserve estimates to comply with Final Rule 13-10570, Modernization of Property Disclosures for Mining Registrants. Still, there are numerous uncertainties inherent in estimating quantities of reserves of mineral producing lands and such estimates necessarily depend upon a number of variable factors and assumptions, such as production capacity, effects of regulations by governmental agencies, future prices for iron ore, future industry conditions and operating costs, severance and excise taxes, development costs and costs of extraction and reclamation costs. All of these factors are outside of the control and influence of the Trustees. Actual reserves will likely vary from estimates, and if such variances are negative and material, the expected royalties payable to the Trust could be materially adversely affected and the value of the Trust’s Units could decline.

Cliffs has disclosed certain operational risks, including risks that could arise related to substantial costs from idled production capacity, announced and potential mine closures and risks related to its ability to transport its products to customers at competitive rates and in a timely manner.

According to Cliffs’ Annual Report, Cliffs indicated that its decisions concerning which facilities to operate and at what production levels are made based in part upon its customers’ orders for products, as well as the quality, performance capabilities and production cost of its operations. During depressed market conditions, Cliffs may concentrate production at certain facilities and not operate others in response to customer demand or other reasons, and as a result Cliffs would incur idle costs that could offset its anticipated savings from not operating the idled facility. For example, focusing on the magnitude and structure of the Mesabi royalty, Cliffs temporary idled Northshore operations from May 2022 until April 2023. As a result of Cliffs’ idling of the Northshore operations, Cliffs made no quarterly royalty payments to the Trust for October 2022, January 2023 and April 2023, and Cliffs incurred fixed costs during the idle period. When Cliffs restarts idled facilities, it incurs certain costs to replenish inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities, and prepare employees to return to work safely and resume production responsibilities. The amount of any such costs can be material, depending on a variety of factors, such as the period of idle time, necessary repairs and available employees, and is difficult to project.

Cliffs also disclosed that in its iron ore operations, disruption of the rail, trucking, lake or other waterway transportation services due to weather-related problems, climate change, strikes, lock-outs, driver shortages and other disruptions in the trucking industry, train crew shortages or other rail network constraints, infectious disease outbreaks or other events and lack of alternative transportation sources could impair Cliffs’ ability to move products internally around its facilities and to supply products to its customers at competitive rates or in a timely manner, and thus, could adversely affect its operations, revenues, margins and profitability.

These events could have a material adverse effect on Cliffs and potentially Northshore, which in turn, could have a material adverse effect on royalties paid to the Trust in the future.

Certain risk factors affecting Cliffs’ North American iron ore business generally, and Northshore operations in particular, could have a material adverse effect on the royalties payable to the Trust.

Because substantially all of the Trust’s revenue is derived from iron ore products shipped by Northshore from Silver Bay, Northshore’s iron ore pellet processing and shipping activities directly impact the Trust’s revenues in each quarter and each year. According to Cliffs’ Annual Report, a number of risk factors affect Cliffs’ operations and could impact Northshore’s production and shipment volume. Cliffs’ Annual Report identified the following six categories of risk to which Cliffs is subject: (i) economic and market, (ii) regulatory, (iii) financial, (iv) operational, (v) sustainability and development, and (vi) human capital. These risk factors include, among others, the volatility of commodity prices, concentration of business in the automotive market, global steelmaking overcapacity and overproduction, severe financial hardship or bankruptcy of major customers or key vendors, U.S. government trade policies, extensive governmental regulations relating to the environment and human health and the costs and risks related thereto, use of hazardous materials, inability to obtain, maintain or renew operational permits and licenses, financial risks associated with existing and future indebtedness, potentially being subject to various lawsuits, claims, arbitrations and governmental procedures, dependence on certain raw materials and energy sources, optimization of transporting products to customers, the cost or time to implement strategic capital projects, natural or human-caused disasters, weather conditions, disruptions or failures of its IT systems, costs associated with the idling or closures of an operating facility or mine, risks relating to Cliffs’ Stelco Acquisition, lack of appropriate insurance coverage, pressures to reduce carbon footprint, risks associated with maintaining social license, assumptions regarding recoverable mineral reserves, defects in title to any leasehold interests, dependence on senior management team and key employees, labor relations, pension costs and labor shortages. Specifically, if any portion of Northshore’s pelletizing lines becomes idle for any reason, production, shipments and, consequently, the royalties payable to the Trust could be materially adversely affected.

Furthermore, other events such as terrorist acts, conflicts, wars and geopolitical uncertainties, whether or not occurring in or involving, directly or indirectly, the United States, may cause serious harm to Cliffs’ and/or Northshore’s business, operations and revenue. The potential for the occurrence of any of these types of events has created global and domestic economic and political uncertainties. As disclosed by Cliffs, if any of these types of events were to occur, the results would be unpredictable, but may include decreases in demand for iron ore, difficulties related to shipping of iron ore products to Cliffs’ customers, and delays and inefficiencies in Cliffs’ supply chain. The Trust is uninsured, and cannot obtain insurance, for losses and interruptions caused by any of these types of events.

We are dependent upon third-party information technology systems, which are subject to cyber threats, disruption, damage and failure.

We are dependent upon third-party information systems and other technologies, including those related to our financial and operational management and those related to Cliffs’ and Northshore’s financial and operational management. Network and information systems-related events, such as computer hackings, cyber-attacks, ransomware, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in damage to our information and data that is stored or transmitted by our third-party vendors. Any security breaches, such as computer viruses and more sophisticated and targeted cyber-related attacks, as well as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in these information technology systems could result in significant losses and damage to our reputation, and require us to expend significant capital and other resources to remedy any such security breach. There can be no assurance that these events and security breaches will not occur in the future or not ultimately have an adverse effect on the royalties payable to the Trust.

Risks Related to Human Capital

The Trustees are not subject to annual election and, as a result, the ability of the holders of Trust Certificates to influence the policies of the Trust may be limited.

Directors of a corporation are generally subject to election at each annual meeting of shareholders or, in the case of staggered boards, at regular intervals. However, under the Agreement of Trust, the Trust is not required to hold annual meetings of holders of Trust Certificates to elect Trustees and Trustees generally hold office until their death, resignation or disqualification. As a result, the ability of holders of Trust Certificates to effect changes in the composition of those serving as Trustees and the policies of the Trust is significantly more limited than that of the shareholders of a corporation.

Royalties payable to the Trust could be materially adversely affected by the failure of the Trust’s independent consultants to competently perform.

As permitted by the terms of the Agreement of Trust, the Trustees are authorized to, and in fact do, rely upon certain independent consultants to assist the Trustees in carrying out and fulfilling their obligations as Trustees. Independent consultants perform a variety of services for the Trust, render advice and produce reports with respect to monthly production and shipments, which include figures on crude iron ore production, iron ore pellet production, iron ore pellet shipments, and discussions concerning the condition and accuracy of the scales used to weigh iron ore pellets produced at Northshore’s facilities. The Trustees have also retained an accounting firm to provide non-audit services, including preparing financial statements, reviewing financial data related to shipping and sales reports provided by Northshore and reviewing the schedule of leasehold and fee royalties payable to the Trust. The Trustees believe that the independent consultants engaged by the Trust are qualified to perform the services and functions assigned to them. Nevertheless, any negligence or the failure of any such independent consultants to competently perform could materially adversely affect the royalties to be received by the Trust.

General Risk Factors

The Trust is subject to disputes from time to time that could result in litigation, arbitration or other administrative proceedings that could adversely affect the Trust’s operating results and financial condition and the market value of Mesabi Trust Units.

The Trust may become involved in litigation, arbitration or other administrative proceedings from time to time. These proceedings can be costly, and the results and other consequences of such proceedings are often difficult to predict. The Trust may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation, arbitration or other administrative proceedings to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us or unable to resolve the matter on favorable terms.

More specifically on December 9, 2019, the Trust initiated arbitration with the American Arbitration Association (“AAA”) against Northshore, the lessee/operator of the leased lands, and its parent, Cliffs. The Trust asserted claims concerning the calculation of royalties related to the production, shipment and sale of iron ore, including DR-grade pellets. The arbitration was completed before a panel of three arbitrators in July 2021 under the commercial rules of the AAA. The Trust received the AAA final award on October 1, 2021, which awarded the Trust damages in the amount of $2,312,106 for the resolution of royalties on DR grade pellets in 2019 and 2020 and interest in the amount of $430,710, calculated through June 30, 2021, and continuing to accrue until paid. Pursuant to the award, Cliffs paid the damages award to the Trust on October 29, 2021. The Tribunal granted the Trust’s request for a declaration that “for purposes of calculating royalties on intercompany sales, Northshore shall reference all third-party pellet sales, regardless of grade, and select the highest price arm’s length pellet sale from the preceding four quarters.” The Tribunal denied the Trust’s request for declaratory relief regarding access to certain information.

As previously reported, the arbitration initiated by the Trust in October 2022 concluded in June 2024. The Trust sought an award of damages relating to Cliffs’ and Northshore’s underpayment of royalties in 2020, 2021, and the first four months of 2022 by virtue of Cliffs’ and Northshore’s failure to use the highest priced arms’-length iron ore pellet sale from the preceding four quarters in pricing certain pellet shipments from 2020 through the first four months of 2022. The Trust also sought declaratory relief related to the Trust’s entitlement to certain documentation and to the time when Cliffs’ and Northshore’s royalty obligations accrue. The Trust received the final award from the AAA tribunal on September 6, 2024, which unanimously awarded the Trust damages in the amount of $59,799,977 for underpaid royalties in 2020, 2021 and the first four months of 2022, plus pre-award interest in the amount of $11,288,269, calculated at the rate of 10% simple interest per annum from the date of the initial demand through September 6, 2024. Pursuant to the award, Cliffs and Northshore were required to pay the Trust the amounts specified in the Award by no later than October 6, 2024. The Tribunal approved the parties’ stipulated Consent Award approving the Trust’s ongoing entitlement to certain documentation related to verifying royalty calculations. The Tribunal denied the Trust’s request for declaratory relief regarding the time at which Cliffs’ and Northshore’s royalty obligations accrue. Pursuant to the AAA tribunal’s final award dated September 6, 2024, Northshore and Cliffs paid Mesabi Trust $71,185,029 on October 4, 2024. This payment satisfied the AAA panel’s unanimous award of damages (including pre-award interest) for underpayment of royalties due to the Trust in 2020, 2021 and the first four months of 2022.

Any arbitration, legal or administrative proceedings to which the Mesabi Trust is subject could require the significant involvement of Trustees and the professional advisors and consultants to the Trust, and may divert attention from the Trustees’ other roles and responsibilities. In addition, it is difficult to foresee the results of legal actions, arbitration matters and other proceedings currently involving the Mesabi Trust or of those which may arise in the future, and an adverse result in these matters could have a material adverse effect on the market value of Mesabi Trust units and on Mesabi Trust’s asset value, royalty income, results of operations and financial condition.

We are subject to the continued listing criteria of the NYSE, and our failure to satisfy these criteria may result in delisting of our Units.

Our Units are currently listed for trading on the NYSE. In order to maintain the listing, we must maintain certain objective standards such as Unit prices and a minimum number of public Unitholders. In addition to objective standards, the NYSE may delist the securities of any issuer using subjective standards such as, if in the NYSE’s opinion, the issuer’s financial condition and/or operating results appear unsatisfactory or if any event occurs or any condition exists which makes continued listing on the NYSE inadvisable.

If the NYSE delists our Units, Unitholders may face material adverse consequences, including, but not limited to, a lack of trading market for our Units and reduced liquidity.

The Trust faces risks from cybersecurity threats that could have a material adverse effect on its financial condition, financial record keeping, investment management, reporting, results of operations, cash flows or reputation.

The Trust is exposed to potential harm from cybersecurity events that may affect the operations of the Corporate Trustee and other third parties such as Cliffs and Northshore, and the Trust’s consultants, experts and agents (“Trust Third Parties”) who provide the Trust and Trustees with professional services including legal, accounting, on-site inspection and investment management. The Corporate Trustee or the Trust Third Parties maintain robust cybersecurity protocols. However, if the measures taken by the Corporate Trustee and the Trust Third Parties to protect against cybersecurity disruptions, whether from internal or external actors, prove to be insufficient or if confidential or proprietary data of the Trust is otherwise not protected, the Trust could be adversely affected. A breach of cybersecurity protections or a cyber-attack on the Corporate Trustee or the Trust Third Parties could potentially jeopardize the confidential, proprietary, and other information of the Trust that is processed, stored in, and transmitted through the computer systems and networks of these parties. Cybersecurity disruptions could cause physical harm to people or the environment, damage or destroy assets; compromise business systems; result in proprietary information being altered, lost, or stolen; result in the Trust’s or third-party information being compromised; or otherwise disrupt business operations of the Corporate Trustee or the Trust Third Parties. The Trust could incur significant costs to remedy the effects of a major cybersecurity disruption in addition to costs in connection with any resulting regulatory actions, litigation or reputational harm. Although the Corporate Trustee and the Trust Third Parties take steps to prevent and detect such attacks, it is possible that a cyber incident will not be discovered for some time after it occurs, which could increase exposure to these consequences.

We rely on Cliffs and Northshore for accurate and timely reporting of information related to the generation of royalties payable to the Trust for Mesabi iron ore, including all aspects of Northshore iron ore mining operations, reserves estimates, mine engineer plans, production, marketing, sales, pricing, transportation and shipments of Mesabi iron ore products to end users, iron ore products stockpiled for intercompany sale that Cliffs has deemed shipped, as well as compliance with all required environmental, reclamation and other regulatory obligations related to the Northshore mining operations.

The Trust and Trustees rely substantially upon Cliffs and Northshore for information regarding the generation of royalties payable to the Trust for Mesabi iron ore, including all aspects of Northshore iron ore mining operations, reserves estimates, mine engineer plans, production, marketing, sales, pricing, transportation and shipments of Mesabi iron ore products to end users, iron ore products stockpiled for intercompany sale that Cliffs has deemed shipped, as well as compliance with all required environmental, reclamation and other regulatory obligations related to the Northshore mining operations. In particular, on a quarterly and annual basis, the Trustees and advisors rely on Cliffs and Northshore to provide information related to the tons of iron ore shipped or deemed shipped, third-party sales and calculation of the royalty rate and royalty. Cliffs and Northshore control (i) historical operating data and estimates, including production volumes, sales and marketing of iron ore pellets and other products, operating and capital expenditures, environmental, reclamation and other regulatory obligations, effects of regulatory changes and the engineering plan for the removal of crude iron ore from the ore bodies comprising the Mesabi lands, (ii) plans for future operating and capital expenditures, (iii) geological data relating to reserves, as well as related projections regarding production, operating expenses and capital expenses used in connection with the preparation of the technical reserve report summaries periodically filed by Cliffs with its annual reports on Form 10-K, (iv) updates of current mine plan information and estimates relating to production and shipping plans and (v) security and cybersecurity related to the Northshore operations. While the Trustees regularly make requests for reports and updated material information for potential use in the Trust’s periodic reports as part of its disclosure controls and procedures, the Trustees do not control this information and rely substantially on Cliffs and Northshore to provide accurate and timely information on a regular basis and when requested for potential use in the Trust’s periodic and other reports. Information regarding operations and financial results has been subject to errors and adjustments in the past. Accordingly, the Trustees cannot assure unitholders that other errors or adjustments by Cliffs and Northshore, whether historical or future, will not affect the Trust’s royalty revenue and/or distributions by the Trust.

Under the terms of the Trust Indenture, the Trustees are entitled to rely, and in fact relies, on certain experts in good faith. This reliance includes the use of independent consultants to assist with the monitoring of the above-described information and reports provided by Cliffs and Northshore. These consultants and experts in turn rely on information provided to them by Cliffs and Northshore. While the Trustees have no reason to believe their reliance on experts is unreasonable, the reliance on experts who may have limited access to information may be viewed as a characteristic unique to pass-through royalty trusts as compared to the management and oversight of legal entity forms other than trusts.

OVERVIEW OF TRUST’S ROYALTY STRUCTURE

Leasehold royalty income constitutes the principal source of the Trust’s revenue. The income of the Trust is highly dependent upon the activities and operations of Northshore. Royalty rates and the resulting royalty payments received by the Trust are determined in accordance with the terms of the Trust’s leases and assignments of leases.

Three types of royalties, as well as royalty bonuses, comprise the Trust’s leasehold royalty income:

●	Base overriding royalties. Base overriding royalties have historically constituted the majority of the Trust’s royalty income. Base overriding royalties are determined by both the volume and selling price of iron ore products shipped. Northshore is obligated to pay the Trust base overriding royalties in varying amounts, based on the volume of iron ore products shipped. Base overriding royalties are calculated as a percentage of the gross proceeds of iron ore products produced at Mesabi Trust Lands (and to a limited extent other lands) and shipped from Silver Bay, Minnesota. The percentage ranges from 2-1/2% of the gross proceeds for the first one million tons of iron ore products shipped annually to 6% of the gross proceeds for all iron ore products in excess of four million tons so shipped annually. Historically, and potentially in the future, base overriding royalties have and may become subject to interim and final price adjustments under any Cliffs Customer Contracts and, as described elsewhere in this Annual Report, such adjustments may be positive or negative.

●	Royalty bonuses. The Trust earns royalty bonuses when iron ore products shipped from Silver Bay are sold at prices above a threshold price per ton. The royalty bonus is based on a percentage of the gross proceeds of product shipped from Silver Bay. The threshold price is adjusted (but not below $30.00 per ton) on an annual basis for inflation and deflation (the “Adjusted Threshold Price”). The Adjusted Threshold Price was $66.00 for calendar year 2023, $67.75 per ton for calendar year 2024 and is $69.41 per ton for calendar year 2025. The royalty bonus percentage ranges from 1/2 of 1% of the gross proceeds (on all tonnage shipped for sale at prices between the Adjusted Threshold Price and $2.00 above the Adjusted Threshold Price) to 3% of the gross proceeds (on all tonnage shipped for sale at prices $10.00 or more above the Adjusted Threshold Price). Historically, and potentially in the future, royalty bonuses have and may become subject to price adjustments under certain Cliffs Customer Contracts (and, as described elsewhere in this Annual Report); such adjustments may be positive or negative.

●	Fee royalties. Fee royalties have historically constituted a smaller component of the Trust’s total royalty income. Fee royalties are payable to the Mesabi Land Trust, a Minnesota land trust, which holds a 20% interest as fee owner in the Peters Lease lands. Mesabi Trust holds the entire beneficial interest in the Mesabi Land Trust for which U.S. Bank N.A. acts as the corporate trustee. Mesabi Trust receives the net income of the Mesabi Land Trust, which is generated from royalties on the amount of crude ore mined after the payment of expenses to U.S. Bank N.A. for its services as the corporate trustee. Crude ore is the source of iron oxides used to make iron ore pellets and other products. The fee royalty on crude ore is based on an agreed price per ton, subject to certain indexing.

●	Minimum advance royalties. Northshore’s obligation to pay base overriding royalties and royalty bonuses with respect to the sale of iron ore products generally accrues upon the shipment of those products from Silver Bay. However, regardless of whether any shipment has occurred, Northshore is obligated to pay to Mesabi Trust a minimum advance royalty. Each year, the amount of the minimum advance royalty is adjusted (but not below $500,000 per annum) for inflation and deflation. The minimum advance royalty was $1,129,615 for calendar year 2024 and is $1,157,261 for calendar year 2025. Until overriding royalties (and royalty bonuses, if any) for a particular year equal or exceed the minimum advance royalty for the year, Northshore must make quarterly payments of up to 25% of the minimum advance royalty for the year. Because minimum advance royalties are essentially prepayments of base overriding royalties and royalty bonuses earned each year, any minimum advance royalties paid in a fiscal quarter are recouped by credits against base overriding royalties and royalty bonuses earned in later fiscal quarters during the year.

The current royalty rate schedule became effective on August 17, 1989 pursuant to the Amended Assignment of Peters Lease, which the Trust entered into with Cyprus Northshore Mining Corporation (“Cyprus NMC”). Pursuant to the Amended Assignment of Peters Lease, overriding royalties are determined by both the volume and selling price of iron ore products shipped. In 1994, Cyprus NMC was sold by its parent corporation to Cliffs and renamed Northshore Mining Company. Cliffs now operates Northshore as a wholly-owned subsidiary.

Under the relevant agreements, Northshore has the right to mine and ship iron ore products from lands other than Mesabi Trust Lands. Northshore alone determines whether to conduct mining operations on Mesabi Trust Lands and/or such other lands based on its current mining and engineering plan. The Trustees do not exert any influence over mining operational decisions. To encourage the use of iron ore products from Mesabi Trust Lands, Mesabi Trust receives royalties on stated percentages of iron ore shipped from Silver Bay, whether or not the iron ore products are from Mesabi Trust Lands. Mesabi Trust receives royalties at the greater of (i) the aggregate quantity of iron ore products shipped that were mined from Mesabi Trust Lands, and (ii) a portion of the aggregate quantity of all iron ore products shipped from Silver Bay that were mined from any lands during the calendar year, such portion being 90% of the first four million tons shipped from Silver Bay during such year, 85% of the next two million tons shipped during such year, and 25% of all tonnage shipped during such year in excess of six million tons. The royalty percentage paid to the Trust increases as the aggregate tonnage of iron ore products shipped, attributable to the Trust, in any calendar year increases past one-million ton volume thresholds, with the Trust earning 2-1/2% of the gross proceeds for the first one million tons of iron ore products shipped annually up to 6% of the gross proceeds for all iron ore products in excess of four million tons shipped annually. Assuming a consistent sales price per ton throughout a calendar year, shipments of iron ore product attributable to the Trust later in the year generate a higher royalty to the Trust, as total shipments for the year exceed the one million ton thresholds.

Royalty income, which historically constitutes the principal source of the Trust’s revenue, was 25.8% and 96.6% of the Trust’s total revenue in each of the fiscal years ended January 31, 2025 and January 31, 2024, respectively. For the year ended January 31, 2025, arbitration award revenue (non-recurring revenue) was included in total revenue and constituted 72.2% of total revenue. A more complete discussion of royalty rates and the manner in which they are determined is set forth under the headings “Leasehold Royalties” and “Land Trust and Fee Royalties,” in this Annual Report.

During the course of its fiscal year some portion of royalties expected to be paid to Mesabi Trust may be based in part on estimated prices for iron ore products sold under some Cliffs Customer Contracts. Historically, some Cliffs Customer Contracts use estimated prices which were subject to interim and final pricing adjustments, which could be positive or negative, and which adjustments are dependent in part on multiple price and inflation index factors that are not known until after the end of a contract year. Even though Mesabi Trust is not a party to any Cliffs Customer Contracts, these adjustments have historically resulted in significant variations in royalties payable to Mesabi Trust (and in turn the resulting amount available for distribution to Unitholders by the Trust) from quarter to quarter and on a comparative historical basis, and these variations, which can be positive or negative, cannot be predicted by the Trust. In either case, these potential price adjustments, if applicable, will impact future royalties payable to the Trust and, in turn, will impact cash reserves that become available for distribution to Unitholders.

According to Cliffs’ Annual Report, as a leading North America-based steel producer, Cliffs benefits from having the size and scale necessary in a competitive, capital intensive business, and its sizeable operating footprint provides it with operational leverage and flexibility to achieve competitive margins throughout the business cycle. Cliffs further disclosed that it has achieved a unique vertically integrated profile from mined raw materials, direct reduced iron, and ferrous scrap to primary steelmaking and downstream finishing, stamping, tooling and tubing, and as such, that positioning gives Cliffs more predictable costs throughout its supply chain and more control over both manufacturing inputs and end-product destination. Historically, third-party customer sales of iron ore pellets mined at Mesabi Trust lands were sold under Cliffs multi-year supply agreements with Cliffs’ customers, under which sales were largely dependent on customer requirements and contained a base price that was adjusted annually using one or more adjustment factors. Under such agreements, the factors that could result in price adjustments under Cliffs Customer Contracts include changes in the Platts 62% Price, hot-rolled coil steel price, the Atlantic Basin pellet premium, published Platts international indexed freight rates and changes in specified producer price indices, including those for industrial commodities, fuel and steel.

As described in this report, in order to calculate the royalties owed by Northshore to Mesabi Trust, the 1989 Royalty Agreement requires that Northshore make sales of iron ore products to third parties on an arms’-length basis without regard to any other business relationship between Northshore and the third-party buyer of the iron ore products. In order to calculate royalties on less than arms’-length sales (including sales from Northshore to Cliffs’ corporate affiliates), the Royalty Agreement requires reference to the highest contract price obtained by Northshore in the preceding four calendar quarters in a sale to a buyer not affiliated with Northshore and made on an arms’-length basis. Since Cliffs’ acquisition of ArcelorMittal USA in late-2020, and accelerating after Cliffs’ Toledo HBI plant came online in mid-2021, Northshore has increased the proportion of iron ore mined from the Mesabi Trust Lands that it sells to Cliffs’ corporate affiliates and decreased the proportion of such iron ore that it sells to third parties in arms’-length transactions. Cliffs’ public statements beginning in third quarter of 2021 have indicated that Cliffs will be limiting the tonnage of iron ore pellets that it sells to third parties from all of its mines, and particularly Northshore. For the twelve month period ended December 31, 2024, Cliffs has reported to the Trust four low volume shipments of iron ore pellets (produced with iron ore principally mined from Mesabi Trust Lands) to a single third-party customer. Cliffs’ quarterly royalty report used the highest price from those transactions to set the price for royalty purposes for subsequent shipments intended for Cliffs’ affiliates’ internal consumption beginning in July 2024, subject to any newly reported arms’-length third-party customer sale transaction thereafter. The Trust is continuing to evaluate whether such transactions meet the requirements of the royalty agreement.

Without consistent arms’-length sales of iron ore pellets from Northshore to third parties, the calculation of royalties on iron ore pellets that Northshore ships to Cliffs’ affiliates could be uncertain under the 1989 Royalty Agreement, which could in turn result in potential disputes regarding the amount of royalties owed to the Trust. Historically, Cliffs has not responded to the Trust’s inquiries about its planning and efforts on these matters, and Cliffs has not reported to the Trust regarding such matters. See “Risk Factors - The limited or lack of arms’-length third-party sales of iron ore products (processed at Northshore using Mesabi Trust iron ore) by Cliffs could lead to uncertainty under the Royalty Agreement with respect to calculation of royalties owing to the Trust, which could in turn result in potential disputes regarding the amount of royalties owed to the Trust.”

As also described elsewhere in this Annual Report, the Trust receives a bonus royalty equal to a percentage of the gross proceeds of iron ore products (mined from Mesabi Trust lands) shipped from Silver Bay and sold at prices above the Adjusted Threshold Price. Although 98.3% of all the iron ore products shipped from Silver Bay during calendar 2024 were sold at prices higher than the Adjusted Threshold Price, the Trustees are unable to project whether Cliffs will continue to be able to sell iron ore products at prices above the applicable Adjusted Threshold Price, entitling the Trust to any future bonus royalty payments.

Deutsche Bank Trust Company Americas, the Corporate Trustee, performs certain administrative functions for Mesabi Trust. The Trust maintains a website at www.mesabi-trust.com. The Trust makes available (free of charge) its annual, quarterly and current reports (and any amendments thereto) filed with the SEC through its website as soon as reasonably practicable after electronically filing or furnishing such material with or to the SEC.

TRUSTEES’ DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Comparison of Iron Ore Pellet Production and Shipments for the Fiscal Years Ended January 31, 2025 and January 31, 2024

During fiscal 2025, production and shipments of iron ore pellets at Northshore from Mesabi Trust Lands totaled approximately 3.9 million tons, an increase of 20.2% as compared to production and shipments for fiscal year 2024. The table below, which is based on information provided to the Trust by Northshore, shows the total production and total shipments of iron ore pellets from Mesabi Trust lands during the prior two fiscal years.

	Pellets Produced from	Pellets Shipped from
	Trust Lands	Trust Lands
Year Ended	(Tons)	(Tons)
January 31, 2025	3,862,061	3,862,061
January 31, 2024	3,212,044	3,212,044

The table below shows the change in the percentages of production and shipments from lands owned or leased by Mesabi Trust versus the percentages of production and shipments from lands owned by the State of Minnesota and others for the most recent two fiscal years.

			Percentage of	Percentage of
	Percentage of	Percentage of	Pellets	Pellets
	Pellets Produced	Pellets Produced	Shipped	Shipped
	From Trust	From Non-Trust	From Trust	From Non-Trust
Fiscal Year ended	Lands	Lands	Lands	Lands
January 31, 2025	100.0%	0.0%	100.0%	0.0%
January 31, 2024	91.0%	9.0%	91.0%	9.0%

As is the case with the volume of shipments from Silver Bay, Minnesota, the Trustees cannot predict what percentage of production or shipments will be attributable to iron ore mined from Mesabi Trust lands in fiscal 2026. However, pursuant to the Amendment, Mesabi Trust will be credited with at least 90% of the first four million tons of iron ore pellets shipped from Silver Bay, Minnesota in each calendar year, at least 85% of the next two million tons of pellets shipped from Silver Bay, Minnesota in each calendar year, and at least 25% of all tons of pellets shipped from Silver Bay, Minnesota in each calendar year in excess of six million tons.

Comparison of Financial Results for Fiscal Years ended January 31, 2025 and January 31, 2024

Royalty Income

As shown in the table below, in fiscal 2025 base royalties increased by 27.3%, bonus royalties increased by 4.2% and fee royalties decreased by 22.7%, each as compared to fiscal 2024. Accordingly, the Trust’s total royalty income increased by 15.2% in fiscal 2025 as compared to fiscal 2024. The increase in royalties received by the Trust is the result of the mine not being idled in fiscal 2025, as compared to being idled for approximately three months in fiscal 2024.

	Fiscal Year ended January 31,		% increase
	2025	2024	(decrease)
Base overriding royalties	$14,543,502	$11,427,717	27.3%
Bonus royalties	10,323,154	9,903,449	4.2%
Fee royalties	588,844	761,465	(22.7)%
Total royalty income	$25,455,500	$22,092,631	15.2%

The royalty amounts set forth in the table above include pricing adjustments made to royalty payments previously received by the Trust based on shipments from Silver Bay, Minnesota during prior calendar years. Depending on the year, the volume of shipments, and the interim and final price paid to the Trust for shipments from Silver Bay, Minnesota, the price adjustment provisions of any Cliffs Customer Contracts may increase or decrease, in some cases materially, the royalties paid to the Trust. Because the Trust is not a party to Cliffs Customer Contracts, the Trustees are unable to predict the extent of any pricing adjustments that may occur under any Cliffs Customer Contracts or whether the adjustments will increase or decrease royalties payable to the Trust. With the current volatility in demand and prices for iron ore and steel products, the price adjustment provisions in any Cliffs Customer Contracts may have a significant impact on future royalties payable to the Trust and the adjustments, depending on whether they are positive or negative, may increase or decrease the distributions payable to Unitholders.

Total Revenues, Expenses, Net Income and Distributions

As set forth in the table below, net income for fiscal 2025 increased by 391.3%, as compared to fiscal 2024, primarily attributable to the recognition of $71,185,029 in revenue related to the AAA arbitration award in the current fiscal year (which is non-recurring) as well as an increase in royalty income which is attributable to an increase in pricing and shipments of iron ore, as compared to the prior fiscal year. Total expenses for fiscal 2025 increased by 37.2% as compared to fiscal 2024. A more detailed summary of the Trust’s expenses, including legal and consulting expenses, is set forth under the heading “Trust Expenses” in this Annual Report.

	Fiscal Year ended January 31,		% increase
	2025	2024	(decrease)
Total Revenues	$98,595,651	$22,862,029	331.3%
Expenses	5,321,408	3,878,693	37.2%
Net Income	$93,274,243	$18,983,336	391.3%

The Trust’s total revenue and net income for fiscal 2025 increased by 331.3% and 391.3%, respectively, primarily attributable to the recognition of $71,185,029 in revenue related to the AAA arbitration award in the current fiscal year (which is non-recurring) as well as an increase in royalty income which is attributable to an increase in pricing and shipments of iron ore, as compared to the prior fiscal year. The increase in the Trust’s net income in fiscal 2025 resulted in a 862.5% increase in total distributions declared to Unitholders in fiscal 2025, as compared to fiscal year 2024.

	Fiscal Year ended January 31,		% increase
	2025	2024	(decrease)
Total Distributions Declared	$90,921,669	$9,446,407	862.5%
Distributions Declared per Unit	$6.93	$0.72	862.5%

Unallocated Reserve

As set forth in the table below, the Unallocated Reserve increased by $2,352,574 or 11.2% to $23,327,717, as of January 31, 2025, as compared to $20,975,143 as of January 31, 2024. As of January 31, 2025, the Unallocated Reserve included $22,140,471 in unallocated cash and cash equivalents, $1,160,761 of accrued income receivable, and $240,642 of a contract asset. Comparatively, as of

January 31, 2024, the Unallocated Reserve included $19,126,044 in unallocated cash and cash equivalents, $1,960,358 of accrued income receivable, and $451,896 of a contract asset.

	January 31,		% increase
	2025	2024	(decrease)
Accrued Income Receivable	$1,160,761	$1,960,358	(40.8)%
Contract Asset	240,642	451,896	(46.7)%
Unallocated Cash and Cash Equivalents	22,140,471	19,126,044	15.8%
Prepaid Expenses and (Accrued Expenses), net	(214,157)	(563,155)	(62.0)%
Unallocated Reserve	$23,327,717	$20,975,143	11.2%

The 11.2% increase in the Unallocated Reserve for the fiscal year ended January 31, 2025 as compared to the fiscal year ended January 31, 2024, is primarily the result of an increase in the unallocated cash and cash equivalents, offset by a decrease in accrued income receivable.

Accrued Income Receivable. The $799,597, or 40.8%, decrease in the accrued income receivable portion of the Unallocated Reserve is the result of a decrease in shipments in January 2025 compared to January 2024.

Unallocated Cash and Cash Equivalents. The Trust’s unallocated cash and cash equivalents for unexpected obligations increased by 15.8% to $22,140,471 as of January 31, 2025 from $19,126,044 as of January 31, 2024. The $3,014,427 increase in the Trust’s cash reserve resulted from greater royalty payments received in January 2025 for the fourth calendar quarter activity as compared to January 2024.

As described elsewhere in this Annual Report, pricing estimates are adjusted on a quarterly basis as updated pricing information is received from Cliffs. It is possible that future negative price adjustments could offset, or even eliminate, royalties or royalty income that would otherwise be payable to the Trust in any particular quarter, or at year end, thereby potentially reducing cash available for distribution to the Trust’s Unitholders in future quarters. See discussion under the heading “Risk Factors” in this Annual Report.

Liquidity and Capital Resources

The Trust’s activities are limited to the collection of royalties, payment of expenses and liabilities, distribution of net income to the Trust’s Unitholders and protection and conservation of Trust assets. Distributions of net income to the Trust’s Unitholders are determined by the Trustees in their discretion and are based on the amount of total royalty income after providing for the payment of expenses and, to the extent deemed prudent by the Trustees, reserving funds in the Unallocated Reserve to provide for potential fixed or contingent future liabilities, including potential future liabilities that cannot be accurately quantified. See the discussion of the Trustees’ management of liquidity set forth under the heading “Unallocated Reserve” in this Annual Report.

The Trust’s primary short-term liquidity needs are related to the Trust’s distributions to its Unitholders following the Trust’s receipt of royalty payments from Northshore each calendar quarter. After the Trust receives the royalty payments, the Trust’s current assets are invested in U.S. Government Securities, either through direct purchases of U.S. Government Securities or through investments in a money market fund that invests its assets in U.S. Treasury securities and securities guaranteed by the U.S. government, its agencies or instrumentalities, or the FDIC. Due to the short-term duration and investment grade nature of these investments, the Trustees believe that the Trust’s current assets are adequate to meet the Trust’s currently foreseeable liquidity needs. As of January 31, 2025, the Trust held $100,204,531 in cash and cash equivalents, all of which was invested in U.S. Government Securities with maturities of less than three months, or a money market fund that exclusively invests in obligations of the U.S. Treasury. In February 2025, the Trust distributed $78,064,060 to Unitholders of record on January 30, 2025.

See “Risk Factors -- Cliffs’ announced intentions to shift DR-grade pellet production away from Northshore, use Northshore as a swing operation and idle Northshore operations from time to time, including from May 2022 through April 2023, would reduce or potentially eliminate funds available for distribution to unit holders.”

Off-Balance Sheet Arrangements

The Trust has no off-balance sheet arrangements.

Contractual Obligations

The Trust has no payment obligations under any long-term borrowings, capital lease, operating lease, or purchase agreement.

New Accounting Standards

See Note 2 to the financial statements, Summary of Significant Accounting Policies, for information on our adoption of recently issued accounting standards.

Critical Accounting Policies

This “Trustees’ Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Trust’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Trustees to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Trustees base their estimates and judgments on historical experience and on various other assumptions that the Trustees believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Critical accounting policies are those that have meaningful impact on the reporting of the Trust’s financial condition and results of operations, and that require significant judgment and estimates. For a complete description of the Trust’s significant accounting policies, please see Note 2 to the financial statements on pages F-9 through F-13.

Revenue Recognition

The Trust accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. All revenue is recognized as the performance obligations are satisfied. In accordance the Amended Assignment of Peters Lease, the Trust recognizes revenue upon providing access to the lands and minerals only after the consideration that is entitled to be received is determinable. Prior to the AAA arbitration outcome (in October 2021), the Trust was not entitled to consideration for base and bonus royalties until product was shipped from Northshore. After the start of the 2019 arbitration and Cliffs' change in practices, Cliffs began to accrue royalty payments to the Trust upon production to stockpile for DR pellets to be sold for internal use at facilities owned by Cliffs or its subsidiaries. Following the outcome of the 2019 arbitration in October 2021, Cliffs began accruing royalty payments to the Trust for both DR pellets and standard blast furnace pellets to be sold for internal use at facilities owned by Cliffs or its subsidiaries. As a result, the Trust recognizes revenue for internal use pellets upon production of those pellets at Northshore, regardless of pellet grade. Pellets produced by Northshore that are not designated for internal use by Cliffs or its subsidiaries, and instead are intended for sale to third parties in arms’-length sales, continue to be recognized as revenue upon shipment from Silver Bay, Minnesota.

The Trust’s royalty income includes accrued income receivable. Accrued income receivable represents royalty income earned but not yet received by the Trust. Accrued income receivable is calculated using estimated prices and includes (i) shipments during the last month of Mesabi Trust’s fiscal year, if any, and (ii) net positive adjustments (which may include the sum of positive and negative price adjustments) calculated using the pricing adjustment mechanisms in any iron ore pellet sales agreements between Cliffs and its customers that determine the final sales price of the shipments from Silver Bay, Minnesota. During the fourth quarter of fiscal 2025, no positive or negative pricing adjustments were recorded by Mesabi Trust.

The Trust’s royalty income also includes a contract asset. The contract asset relates to variable consideration for base overriding royalties that occurs as a result of escalating base overriding royalty rates earned as thresholds for tons of ore shipped are reached. The recorded contract asset represents the additional revenue earned based on the estimated annual royalty rate that will be collected in subsequent quarters, compared to revenue collected based on the effective contracted rate for tons shipped during the period.

Adjustments to royalty income may result from changes in final reconciliations of tonnage shipped by Northshore with the final amounts received from Cliffs’ customers. Adjustments may also result from revisions to estimated prices of iron ore pellets previously used to record revenue for tonnage shipped. Pricing decreases may give rise to negative price adjustments which may be applied against future royalty income recognized by the Trust and may have a significant impact on the revenue recognized by the Trust.

Also included in royalty income, the contract liability (when applicable) represents an estimate of decreases in pellet revenue related to tons of iron ore that were shipped by Northshore, but for which Northshore has indicated that final pricing is not yet known and is adjusted in accordance with the Trust’s revenue recognition policy each quarter as updated pricing information is received. Changes in iron ore pellet prices may have a significant impact on the revenue recognized by the Trust. The contract liability also represents iron ore that has not been shipped by Northshore, but for which the Trust has received a royalty payment based on an initial estimated price. Revenue will be recognized in accordance with the Trust’s revenue recognition policy at the estimated prices for iron ore products sold under the Cliffs Customer Contracts as shipments of these products are made.

Current Developments

Receipt of Quarterly Royalty Report and Royalty Payment

On January 30, 2025, the Trustees of Mesabi Trust received the quarterly royalty report of iron ore production and shipments out of Silver Bay, Minnesota during the quarter ended December 31, 2024 (the “Royalty Report”) from Cliffs, the parent company of Northshore.

As reported by Cliffs to Mesabi Trust in the Royalty Report, based on shipments of iron ore products by Northshore during the three months ended December 31, 2024, Mesabi Trust was credited with a base royalty of $5,724,454. For the three months ended December 31, 2024, Mesabi Trust was also credited with a bonus royalty in the amount of $3,093,243. Cliffs reported that no adjustments were made in the fourth quarter 2024. In addition, a royalty payment of $168,767 was paid to the Mesabi Land Trust. Accordingly, the total royalty payments received by Mesabi Trust on January 30, 2025 from Cliffs were $8,986,464.

The royalties paid to Mesabi Trust are based on the volume of iron ore pellets and other products produced or shipped during the quarter and the year to date, the pricing of iron ore product sales, and the percentage of iron ore pellet production and shipments from Mesabi Trust lands rather than from non-Mesabi Trust lands. In the fourth calendar quarter of 2024, Cliffs credited Mesabi Trust with 1,110,800 tons of iron ore shipped or produced, as compared to 964,129 tons shipped or produced during the fourth calendar quarter of 2023.

The January 30, 2025 Royalty Report reported two additional low-volume sale transactions of iron ore pellets to a single third-party customer in December 2024. These two sale transactions are the only reported third-party pellet sales transactions since Cliffs’ July 30, 2024 quarterly royalty report when it reported two low-volume sales transactions to the same third-party customer in May and June 2024. The Trustees are continuing due diligence review of these transactions to evaluate whether such transactions meet the requirements of the Royalty Agreement. See “Risk Factors – Risks Related to Pass – Through Trust Structure of Mesabi Trust – The limited or lack of arms’-length third-party sales of iron ore pellets (processed at Northshore using Mesabi Trust’s iron ore) by Cliffs could lead to uncertainty under the Royalty Agreement with respect to the calculation of royalties, which could in turn result in potential disputes regarding the amount of royalties owed to the Trust,” as set forth on page 6 of Mesabi Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2024 (filed April 24, 2024), page 19 of Mesabi Trust’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2024 (filed September 5, 2024) and on page 6 of this Report.

The volume of iron ore pellets (and other iron ore products) produced or shipped by Northshore varies from quarter to quarter and year to year based on a number of factors, including, among others, Cliffs’ decisions to idle Northshore operations (which occurred from May 2022 until April 2023), the requested delivery schedules of customers (including affiliates), general economic conditions in the iron ore industry, and production schedules and weather conditions on the Great Lakes. These multiple factors can result in significant variations in royalties received by Mesabi Trust (and in turn, the resulting funds available for distribution to Unitholders by Mesabi Trust) from quarter to quarter and from year to year. These variations, which can be positive or negative, cannot be predicted by the Trustees of Mesabi Trust. Based on the above factors, and as indicated by Mesabi Trust’s historical distribution payments, the royalties received by Mesabi Trust, and the distributions paid to Unitholders, if any, in any particular quarter are not necessarily indicative of royalties that will be received, or distributions that will be paid, if any, in any subsequent quarter or full year.

The Trustees of Mesabi Trust have received no specific updates concerning Cliffs’ plans with respect to Northshore iron ore operations. The last reported Cliffs’ public announcements made in April 2023 included that Northshore was then being partially restarted and would be run at less than full capacity for the remainder of 2023, and that Cliffs would continue to treat Northshore as a swing operation. With respect to calendar year 2025, Northshore has not advised Mesabi Trust of its expected shipments of iron ore products, or what percentage of 2025 shipments will be from Mesabi Trust iron ore.

Mesabi Trust Distribution Announcements

As previously announced by Mesabi Trust, on January 14, 2025 the Trustees of Mesabi Trust declared a distribution of five dollars ninety-five cents ($5.95) per Unit of Beneficial Interest payable on February 20, 2025 to Mesabi Trust Unitholders of record at the close of business on January 30, 2025. The distribution was paid as announced.

On April 15, 2025, the Trustees of Mesabi Trust announced the declaration of a distribution of fifty-six cents ($0.56) per Unit of Beneficial Interest payable on May 20, 2025 to Mesabi Trust Unitholders of record at the close of business on April 30, 2025.

AAA Arbitration Final Award and Payment

As previously reported, the arbitration initiated by the Trust in October 2022 concluded in June 2024. The Trust sought an award of damages relating to Cliffs’ and Northshore’s underpayment of royalties in 2020, 2021, and the first four months of 2022 by virtue of Cliffs’ and Northshore’s failure to use the highest priced arms’-length iron ore pellet sale from the preceding four quarters in pricing certain pellet shipments from 2020 through the first four months of 2022. The Trust also sought declaratory relief related to the

Trust’s entitlement to certain documentation and to the time when Cliffs’ and Northshore’s royalty obligations accrue.

The Trust received the final award from the AAA tribunal on September 6, 2024, which unanimously awarded the Trust damages in the amount of $59,799,977 for underpaid royalties in 2020, 2021 and the first four months of 2022, plus pre-award interest in the amount of $11,288,269, calculated at the rate of 10% simple interest per annum from the date of the initial demand through September 6, 2024. Pursuant to the award, Cliffs and Northshore were required to pay the Trust the amounts specified in the Award by no later than October 6, 2024. The Tribunal approved the parties’ stipulated Consent Award approving the Trust’s ongoing entitlement to certain documentation related to verifying royalty calculations. The Tribunal denied the Trust’s request for declaratory relief regarding the time at which Cliffs’ and Northshore’s royalty obligations accrue.

Pursuant to the AAA tribunal’s final award dated September 6, 2024, Northshore and Cliffs paid Mesabi Trust $71,185,029 on October 4, 2024. This payment satisfied the AAA panel’s unanimous award of damages (including pre-award interest) for underpayment of royalties due to the Trust in 2020, 2021 and the first four months of 2022.

Mesabi filed a petition to confirm the award in New York County Supreme Court on January 16, 2025 (Court File No. 650311/2025). The court issued a decision and order confirming the award on March 7, 2025. A redacted copy of the confirmation of the final AAA Award can be found at Document No. 25 in the New York State Courts Electronic Filing System (New York County Supreme Court) at the following internet address: https://iapps.courts.state.ny.us/nyscef/CaseSearch. The information included on the website is not a part of, nor incorporated by reference into, this Annual Report on Form 10-K.

Northshore’s Proposed Project at Mile Post 7 Tailings Basin and Minnesota Litigation

Northshore operates Milepost 7 tailings basin located approximately five miles west of Silver Bay, Minnesota, and three miles from Lake Superior. Originally constructed in the late 1970’s, the Mile Post 7 tailings basin receives and impounds fine tailings that are a byproduct of processing taconite ore extracted from the Peter Mitchell Mine. The tailings basin now spans approximately 2,100 acres and is contained by three primary dams—Dams 1, 2, and 5.

In recent years, Northshore has proposed expanding the Milepost 7 tailings basin to accommodate increased production and extend the facility's operational lifespan. The proposed 650-acre expansion includes relocating an existing railroad embankment, extending Dams 1 and 2, constructing a rail switchback, and excavating clay from a borrow pit for dam construction. Additionally, the project involves stream mitigation efforts across several sites to address environmental impacts.

On March 1, 2024, the Minnesota DNR issued an order concluding that Northshore’s proposed Milepost 7 tailings basin project does not require an EIS to proceed. On February 3, 2025, the Minnesota Court of Appeals reversed the DNR’s decision that an EIS was not needed, concluding it was “arbitrary and capricious” and in error. The Court remanded the case to the DNR for a new determination of whether the cumulative potential environmental impact of both the proposed project and the ongoing and future effects of the Milepost 7 tailings basin requires an EIS for the proposed project.

“It is important to note that the ruling does not require the DNR to prepare an Environmental Impact Statement (EIS) or a Supplemental EIS,” according to Erik Evans, a spokesperson for the DNR. “It requires us to take another look at our previous determination (i.e., that the project did not require an EIS) in light of the Court of Appeals' interpretation of Minnesota Environmental Policy Act (MEPA) regulations.”

The Trustees are unable to predict what impact, if any, the Minnesota Court of Appeals’ decision to reverse and remand the DNR order will have on production and shipments of iron ore products from Northshore or future royalties payable to the Trust.

On March 5, 2025, both the DNR and Northshore petitioned the Minnesota Supreme Court to review the Court of Appeals’ decision. The relator, WaterLegacy, opposed the petition and, on March 26, filed a motion to stay Northshore’s construction of the proposed project pending the resolution of the litigation. The DNR and Northshore both opposed the stay on substantive and procedural grounds. Northshore argued that any stay of its Milepost 7 tailings basin DNR Master Permit and five-year operating plan, “regardless of length, could require Northshore to cease operations at the Tailings Basin, which would necessitate the shutdown of Northshore’s iron ore pellet manufacturing operations entirely, and would result in significant economic harm to both Northshore and the local economy.” The Minnesota Supreme Court has not yet ruled on the petition for review or the motion to stay.

The Trustees are unable to predict what impact, if any, the Minnesota Supreme Court accepting or denying the petition for review or granting or denying WaterLegacy’s motion to stay will have on production and/or shipments of iron ore products from Northshore or on future royalties payable to the Trust.

Cliff's’ Recent Announcement to Idle One Mine and Partially Idle Another in Minnesota

On March 20, 2025, Cliffs announced that it is temporarily laying off 630 workers in Minnesota as it plans to idle its Minorca mine and partially idle its Hibbing Taconite mine on Minnesota’s Iron Range. Cliffs said it issued WARN notices related to the planned idle of these mines and that these temporary idlings are necessary to rebalance working capital needs and consume excess iron ore pellet inventory produced in 2024. Cliffs further disclosed that it remains committed to supporting its employees and communities while monitoring market conditions.

Cliffs’ Disclosure of Plans to Temporarily Idle Dearborn, Michigan Steel Plant

As reported by Bloomberg on March 25, 2025, a Cliffs representative said Cliffs will temporarily idle facilities at its Dearborn, Michigan steel plant and issue layoff notices to 600 employees amid weak US automotive demand. The Cliffs’ spokesperson also said Cliffs will idle the blast furnace, basic oxygen process steel shop and continuous casting facilities, and begin laying off employees in July 2025.

Important Factors Affecting Mesabi Trust

The Agreement of Trust specifically prohibits the Trustees from entering into or engaging in any business. This prohibition seemingly applies even to business activities the Trustees deem necessary or proper for the preservation and protection of the Trust’s assets. Accordingly, the Trustees’ activities in connection with the administration of Trust assets are limited to collecting income, paying expenses and liabilities, distributing net income to Mesabi Trust’s Unitholders after the payment of, or provision for, such expenses and liabilities, monitoring royalties and protecting and conserving the held assets.

Neither Mesabi Trust nor the Trustees have any control over the operations and activities of Northshore, except within the framework of the Amended Assignment of Peters Lease, and the framework of the Peters Lease (by virtue of Mesabi Land Trust’s interest in that Lease). Cliffs alone controls (i) historical operating data, including iron ore production volumes, decisions to reduce or idle the Northshore plant and mining operations, marketing of iron ore products, operating and capital expenditures as they relate to Northshore, environmental and other liabilities and the effects of regulatory changes; (ii) plans for Northshore’s future operating and capital expenditures; (iii) geological data relating to ore reserves; (iv) projected production of iron ore products; (v) contracts between Cliffs and Northshore with their customers; and (vi) the decision to mine off Mesabi Trust and/or state lands, based on Cliffs’ current mining and engineering plan. The Trustees do not exert any influence over mining operational decisions at

Northshore, nor do the Trustees provide any input regarding the ore reserve estimated at Northshore as reported by Cliffs. While the Trustees request relevant information from Cliffs and Northshore in accordance with the Royalty Agreement for use in periodic reports as part of their evaluation of Mesabi Trust’s disclosure controls and procedures, the Trustees do not control this information and they rely on the information in Cliffs’ periodic and current filings with the SEC to provide accurate and timely information in Mesabi Trust’s reports filed with the SEC.

In accordance with the Agreement of Trust and the Amendment, the Trustees are entitled to, and in fact do, rely upon certain experts in good faith, including (i) the independent consultants they have contracted with, with respect to monthly production and shipment reports, which include figures on crude ore production and iron ore pellet shipments, and discussions concerning the condition and accuracy of the scales and plans regarding the development of Mesabi Trust’s mining property; and (ii) the accounting firm they have contracted with for non-audit services, including reviews of financial data related to shipping and sales reports provided by Northshore and a review of the schedule of leasehold royalties payable to Mesabi Trust.

For a discussion of additional factors, including but not limited to those that could adversely affect Mesabi Trust’s actual results and performance, see “Risk Factors” set forth on pages 4 through 19 of this Mesabi Trust’s Annual Report on Form 10-K for the fiscal year-ended January 31, 2025.

TO THE HOLDERS OF

CERTIFICATES OF BENEFICIAL INTEREST IN

MESABI TRUST

THE TRUST ESTATE

The principal assets of Mesabi Trust consist of two different interests in certain properties in the Mesabi Iron Range: (i) Mesabi Trust’s interest as assignor in the Amended Assignment of Peters Lease and the Amended Assignment of Cloquet Lease, which together cover properties aggregating approximately 9,750 largely contiguous acres in St. Louis County, Minnesota (the “Peters Lease Lands” and the “Cloquet Lease Lands,” respectively), and (ii) Mesabi Trust’s ownership of the entire beneficial interest in the Mesabi Land Trust, which has a 20% interest as fee owner in the Peters Lease Lands and a 100% fee ownership in certain non-mineral-bearing lands adjacent to the Peters and Cloquet Lease Lands (the “Mesabi Lease Lands,” together with Mesabi Trust Lands, the “Trust Estate”). The map below shows the approximate location of the Trust Estate.

Canada
Mesabi
Iron Range
Babbitt
Hibbing
Grand Rapids
Silver Bay
Lake Superior
Duluth
Minnesota

◻

The boxed area indicates the approximate location of Mesabi Trust’s Trust Estate (not drawn to scale), as defined above under the “Trust Estate,” which is a small part of the region known as the Mesabi Iron Range. Mesabi Trust does not own any property interests other than those in the Trust Estate

Under the Amended Assignment of Peters Lease, Northshore produces iron ore from Mesabi Trust Lands for the manufacture of iron ore products to be sold to various customers of Cliffs. Mesabi Trust receives royalties on the crude ore extracted from such lands and the pellets produced from such crude ore, and in each case the royalties are mainly based upon the volume of iron ore products shipped and the prices charged to Cliffs’ customers.

DURATION OF THE TRUST ESTATE

The largest component of the Trust Estate is the Peters Lease Lands. The Peters Lease provides that the leasehold estate thereunder will continue until the reserves of iron ore, taconite and other minerals or materials on the land subject to the Peters Lease are exhausted. The Amended Assignment of Peters Lease terminates when the Peters Lease terminates. The Cloquet Lease, executed in 1916, provides that the leasehold estate thereunder will continue until the reserves of iron ore, taconite and other minerals or materials on the land subject to the Cloquet Lease are exhausted. The Amended Assignment of Cloquet Lease terminates when the Cloquet Lease terminates. If Northshore decides to terminate or surrender either the Amended Assignment of Peters Lease or the Amended Assignment of Cloquet Lease, or both of them, it must first give Mesabi Trust at least six months’ notice of its intention to do so and, at Mesabi Trust’s request, reassign all of such leasehold interests to Mesabi Trust. If any such reassignment occurs, Northshore must transfer the leasehold interests to Mesabi Trust free and clear of liens, except public highways. In return, Mesabi Trust must assume Northshore’s future obligations as lessee under the reassigned leases. Upon termination of the lease under either the Amended Assignment of Peters Lease or the Amended Assignment of Cloquet Lease, or both of them, Northshore is obligated to remove within 90 days all engines, tools, machinery, railroad tracks and structures erected or placed by it, or under its direction, on the lands but may not remove or impair any supports placed in the mines, nor any timber or frameworks necessary to the use and maintenance of the shafts or other approaches to the mine.

The Peters Lease Lands and the Cloquet Lease Lands are located at the northeastern end of the Mesabi Iron Range and contain mineral deposits consisting of a highly metamorphosed sedimentary bed of banded magnetite in siliceous gangue, a form of low-grade iron ore known as taconite, approximately three tons of which must be beneficiated to produce one ton of high-grade pellets. The Mesabi Lease Lands contain substantially no commercial ore deposits and have been used principally in connection with mining the taconite from other parts of the Trust Estate, such as the provision of an area for location of service roads, supporting plants and equipment and dump sites for overburden.

Because the Trust is not involved with the mining operations at Northshore, the Trust relies on the ore reserve estimates reported by Cliffs’ in its Form 10-K (and related reports) filed with the SEC each year. In Cliffs’ Current Report on Form 8-K, Exhibit 96.3 (filed February 11, 2022) and as amended in Cliffs’ Form 10-K as of December 31, 2024 (filed February 25, 2025), the following information was provided by Cliffs regarding the estimated ore reserves at Northshore.

Iron Ore Mineral Reserves

As of December 31, 2024

(In Millions of Long Tons)

		Proven		Probable		Proven & Probable
	Cliffs'		%		%		%	Process
Property	Share	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade(1)	Recovery(2)
Northshore	100%	275.0	25.3	519.0	24.1	794.0	24.5	29.0%

(1)	Cutoff grade was 19%.
(2)	Process recovery may change based on the required saleable product mix and is reported as wet product percentage.

As disclosed in Cliffs’ Annual Report, mineral reserves are defined under Item 1300 of Regulation S-K as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person (within the meaning of Item 1300 of Regulation S-K), can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Proven mineral reserves are defined under Item 1300 of Regulation S-K as the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. Probable mineral reserves are defined under Item 1300 of Regulation S-K as the economically mineable part of an indicated and, in some cases, a measured mineral resource. All mineral reserves are classified as proven or probable and are supported by life-of-mine plans.

Mineral reserves are based on pricing that does not exceed the three-year trailing average index price of iron pellets adjusted to realized price. Cliffs’ disclosed that it evaluates and analyzes, and engages qualified persons to review and verify mineral reserves in accordance with its mineral policy and SEC requirements, and then completes updated life-of-mine plans. Cliffs last updated the Northshore life-of-mine plan in 2020.

As Cliffs’ disclosed in Cliffs’ Annual Report, mineral reserves estimates for its iron mines are constrained by fully designed open pits developed using three-dimensional modeling techniques. These open pits incorporate design slopes, practical mining shapes and access ramps to assure the accuracy of our mineral reserve estimates. The Trustees typically visit and inspect the open pits and mining and processing operations of Northshore in the fall each year. All of Cliffs’ mineral reserve estimates as of December 31, 2021 were reviewed and validated by its qualified person, SLR International Corporation, Lakewood, Colorado. The Technical Report Summary on the Northshore property was filed as Exhibit 96.3 to Cliffs’ Current Report on Form 8-K (filed February 11, 2022).

HISTORY OF THE TRUST’S ACQUISITION OF THE TRUST ESTATE

Prior to the creation of Mesabi Trust and Mesabi Land Trust on July 18, 1961, MIC, the Trust’s predecessor in interest, owned the interests in the Peters Lease Lands, Cloquet Lease Lands and Mesabi Lease Lands. MIC obtained its interests as follows:

Peters Lease Lands. MIC owned a 20% interest in the fee ownership in the Peters Lease Lands. Originally, the Peters Lease Lands were owned by East Mesaba Iron Company and Dunka River Iron Company which were wholly-owned subsidiaries of Dunka-Mesaba Security Company (“Dunka-Mesaba”). In August 1951, East Mesaba Iron Company and Dunka River Iron Company conveyed the Peters Lease Lands to their parent company, Dunka-Mesaba, which in turn conveyed to each of its stockholders an undivided interest in the Peters Lease Lands in proportion to each stockholder’s ownership in the parent company. Accordingly, MIC, which had been the owner of 20% of the outstanding capital stock of Dunka-Mesaba, acquired a 20% undivided interest in the Peters Lease Lands and the right to receive a 20% fee royalty under the Peters Lease.

By an instrument dated October 1, 1917, as of April 30, 1915, East Mesaba and Dunka River leased their properties to Claude W. Peters. This instrument, as modified by instruments dated February 3, 1921, July 17, 1939 and July 31, 1951, is known as the “Peters Lease.” Claude W. Peters acquired the Peters Lease on behalf of MIC and an assignment of the Peters Lease from Claude W. Peters to MIC was recorded in 1919. In 1939, MIC assigned the Peters Lease to Reserve Mining Company (“RMC”) in consideration for which RMC agreed to pay MIC a percentage of its net profits. Later, these payments were changed to royalty payments.

Cloquet Lease Lands. MIC held a leasehold interest in the Cloquet Lease Lands pursuant to the Indenture of Lease dated May 1, 1916. In 1939, MIC assigned its interest in the Cloquet Lease as lessee to RMC.

Mesabi Lease Lands. MIC held a fee interest in the Mesabi Lease Lands, subject to earlier grants of mineral rights to other parties. In 1939, MIC leased its interest in the Mesabi Lease Lands to RMC (“Mesabi Lease”).

Acquisition of Interests from MIC. MIC had not engaged in actual mining operations since 1939, with all of its ownership of land in fee having been leased out and its leaseholds in land assigned to RMC in exchange for royalty payments. Because MIC’s activities in connection with the administration of its assets were limited to the collection of income, the payment of expenses and liabilities, the distribution of the net income and the protection and conservation of the assets held, in July 1961 its board of directors proposed, and its stockholders subsequently approved, to adopt a plan of complete liquidation as a result of which MIC’s assets were transferred to and administered by two trust entities.

To comply with the law of the State of Minnesota, which requires that a trust holding real property located in that state must be administered under Minnesota law, the Mesabi Land Trust was created under Minnesota law on July 18, 1961 pursuant to an Agreement of Trust of even date. MIC transferred to the Mesabi Land Trust its 20% interest as fee owner in the Peters Lease Lands and its interest as 100% fee owner in the Mesabi Lease Lands and as lessor of the Mesabi Lease (subject to the reservation of mineral rights described above).

Also pursuant to an Agreement of Trust, the Mesabi Trust was created under New York law on July 18, 1961. MIC transferred to the Mesabi Trust instruments assigning the Amended Assignment of Peters Lease and the Amended Assignment of Cloquet Lease (covering its interest as assignor of the entire leasehold interest in the Peters Lease Lands and the Cloquet Lease Lands), together with cash, marketable securities and other assets. The Mesabi Trust also received all of the beneficial interest in the Mesabi Land Trust.

RMC, the original lessee, operated the mine until it closed on July 31, 1986. Cyprus Minerals Company (“Cyprus”) purchased substantially all of RMC’s assets on August 17, 1989 and resumed operations as Cyprus NMC. On September 30, 1994, Cliffs purchased all of Cyprus NMC’s capital stock from Cyprus. Cliffs renamed the operation Northshore Mining Company.

Since the creation of Mesabi Land Trust and Mesabi Trust, although the mining operators have changed and the Peters Lease, the Cloquet Lease and the Mesabi Lease have been further amended and assigned, the Trust Estate has not changed beyond the forfeiture of one parcel of the Mesabi Lease Lands described above.

The diagram below illustrates the relationships of the various parties that own the lands and have interests in the lands the Trust has interests in:

DESCRIPTION OF THE MINERAL PROPERTIES AND NORTHSHORE’S MINING OPERATIONS

Mine and Rock Formation. The Trust Estate, including the ore mine, are located in northeastern Minnesota, approximately two miles south of Babbitt, Minnesota. The ore mine on the Trust Estate is called the Peter Mitchell Mine, an open pit mine consisting of a 10-mile long segment of a host rock called the Biwabik Iron Formation, which is a very hard cherty rock containing magnetite as the ore mineral. The Biwabik Iron Formation extends west and southwest for over 100 miles and constitutes the Mesabi Iron Range. Recoverable iron grades range from 21% magnetic iron in the west end of the mine open pit to 26% magnetic iron in the central portion and east end. The ore body dips south under the hanging wall called the Virginia Formation. To date, the Mesabi Trust properties have been explored for their iron ore potential. To the knowledge of the Mesabi Trustees, no other minerals have been explored on the Trust Estate.

Mining Properties. As disclosed elsewhere in this Annual Report, Northshore, a wholly-owned subsidiary of Cliffs, currently conducts the mining operation upon the Trust Estate. The main entrance to the Northshore mine is accessed by means of a gravel road and is located off County Road 70. Northshore’s processing facilities are located in Silver Bay, Minnesota, near Lake Superior, on U.S. Highway 61. Each year, the Trustees visit the Northshore mine in Babbitt, Minnesota and the processing plant in Silver Bay, Minnesota. During such visits, among other matters, the Trustees inspect the condition of the mining properties as well as mining equipment and facilities. Based on information provided to the Trustees during the most recent inspection trip in October 2024, the mining properties and facilities at Northshore were in good operating condition.

Northshore’s Operations. Because Mesabi Trust is not involved in Northshore’s mining operations, the Trustees do not have detailed firsthand information relating to such operations or the equipment and facilities used by Northshore. Therefore, the Trustees rely on information provided by Cliffs’ and Northshore’s personnel, disclosures by Cliffs in its periodic and current reports filed with the SEC and, to some extent, information provided in other reports published by independent organizations, in providing the information relating to Northshore’s mining operations, equipment and facilities.

●	Mining and Railroad. Drilling at the Northshore mine is conducted with rotary units. The drilling is followed with blasts using a gassed sensitized emulsion which breaks an average of 700,000 to 1,200,000 tons of crude taconite. After blasts, taconite is then removed by a loading fleet consisting of electric rope shovels and loaders. A haulage fleet of production trucks carry crude taconite to the primary and secondary crushers located about two miles away. At the crushers, taconite is emptied from the end-dump trucks into a primary gyratory unit and four secondary crushers for reduction to a nominal size coarse ore. The coarse ore is then fed into 90-ton capacity ore cars for transportation to Silver Bay via a 47-mile-long, single track railroad owned by Northshore.

●	Concentrating and Pelletizing Process. Upon arrival at the pelletizing facility in Silver Bay, the coarse taconite ore first passes through a fine crushing stage where it is reduced in size. Non-magnetic material is rejected through a dry cobber magnetic separation stage and then rail-hauled seven miles to the Mile Post 7 disposal site. Magnetic material is fed into one of the active grinding lines. Each line includes one rod mill and two ball mills.

During the concentrating process, ore concentrate is separated by a two-stage magnetic separation, which removes low grade tailings from the ore concentrate. The tailings are pumped uphill to the Mile Post 7 disposal site. The concentrate is then fed into hydro-separators followed by a final flotation upgrading accomplished with two flotation cells per grinding line. Next, the concentrate proceeds to a central filtering facility, through which the moisture content in the concentrate is reduced and the final concentrate becomes ready for pelletizing. The pelletizing process first feeds the ore concentrate, to which bentonite and organic binder has been added as a binder, into a balling drum. The revolving action of the drum causes the concentrate to build up into green balls. Next, the green balls are conveyed to moving grates and enter into an accompanying high temperature furnace where they are heated to over 2,400°F and are hardened into the final pellet product. From the furnaces the pellets are conveyed to a dockside storage area. Northshore’s sheltered harbor at Silver Bay can handle lake-going vessels.

●	Capital Expenditures for DR-Grade Pellets at Northshore and HBI Plant at Toledo, Ohio. According to a prior Cliffs’ Annual Report, Cliffs reported that it expected to incur capital expenditures through 2021 of approximately $830 million plus a contingency of up to 20%, excluding capitalized interest, on the development of the HBI production plant in Toledo, Ohio, of which approximately $830 million was paid as of December 31, 2020, and that it has completed upgrades at the Northshore plant to enable it to produce significantly increased levels of DR-grade pellets that could be used as feedstock for the HBI production plant and/or sold commercially. The Northshore plant can produce both standard and DR-grade pellets.

Further, as disclosed in Cliffs’ Annual Report, from 2017 to 2021, Cliffs invested approximately $1 billion into its Toledo direct reduction plant, which provides a low carbon intensity raw material to Cliffs’ steelmaking operations. The HBI produced from the plant requires less energy to produce compared to traditional feedstock and can be used in blast furnaces to reduce emissions by improving energy efficiency and reducing the amount of coke required for steel production.

●	Northshore Mine Safety and Health Administration Safety Data. The operation of the Northshore mine is subject to regulation by MSHA under the U.S. Federal Mine Safety and Health Act 1977, as amended (the “FMSH Act”). In Cliffs’ Annual Report, Cliffs reported that MSHA inspects its mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act. In Cliffs’ Annual Report, Cliffs provided information regarding certain mining safety and health citations which MSHA has issued with respect to Northshore’s mining operations. In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector, and (iii) citations and orders can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.

Under the Dodd-Frank Act, each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. As required by the reporting requirements included in §1503(a) of the Dodd-Frank Act, in Cliffs’ Annual Report, Cliffs presented the following items regarding certain mining safety and health matters for the Northshore Mine.

(A)	The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the FMSH Act (30 U.S.C. 814) for which the operator received a citation from MSHA;

(B)	The total number of orders issued under section 104(b) of the FMSH Act (30 U.S.C. 814(b));

(C)	The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the FMSH Act (30 U.S.C. 814(d));

(D)	The total number of imminent danger orders issued under section 107(a) of the FMSH Act (30 U.S.C. 817(a));

(E)	The total dollar value of proposed assessments from MSHA under the FMSH Act (30 U.S.C. 801 et seq.);

(F)	Legal actions pending before Federal Mine Safety and Health Review Commission involving such mine as of the last day of the period;

(G)	Legal actions initiated before the Federal Mine Safety and Health Review Commission involving such mine during the period; and

(H)	Legal actions resolved before the Federal Mine Safety and Health Review Commission involving such mine during the period.

In Cliffs’ Annual Report, Cliffs reported that the Northshore mine did not receive any flagrant violations under Section 110(b)(2) of the FMSH Act (30 U.S.C. 820(b)(2)) and did not receive any written notices of a pattern of violations, or the potential to have a pattern of such violations, under section 104(e) of the FMSH Act (30 U.S.C. 814(e)) during the year ended December 31, 2024. In addition, according to Cliffs there were no mining-related fatalities at the Northshore mine during the same period.

Following is a summary of the information listed above with respect to Northshore for the year ended December 31, 2024.

Year Ended December 31, 2024
		(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
					Section			Legal	Legal
					107(a)	Total Dollar		actions	Actions
		Section	Section	Section	Citations	Value of MSHA		Initiated	Resolved
		104 S&S	104(b)	104(d)	&	Proposed	Pending	During	During
Mine Location/MSHA ID No.	Operation	Citations	Orders	Orders	Orders	Assessments $ (1)	Legal Action	Period	Period
Northshore Plant/2100831	Iron Ore	21	—	—	—	59,049	—	4	4
Northshore Mine/2100209	Iron Ore	6	—	—	1	10,726	—	—	—

(1)	Amounts included under the heading “Total Dollar Value of MSHA Proposed Assessments” are the total dollar amounts for proposed assessments received from MSHA on or before December 31, 2024.

LEASEHOLD ROYALTIES

Northshore is obligated to pay to Mesabi Trust base overriding royalties and royalty bonuses on all pellets (and other iron ore products) produced from the Peters Lease Lands and the Cloquet Lease Lands (“Mesabi Ore”) and shipped from Silver Bay in each calendar year. The royalties are based on prices per unit of product, volumes of product shipped and where on the escalating scale of royalties—2-1/2% on the first million long tons to 6% on shipments above four million long tons per calendar year—each shipment falls.

Base overriding royalties. Base overriding royalties are calculated on the basis of an escalating scale of percentages of gross sales proceeds of iron ore shipped. The applicable percentage is determined by reference to the tonnage of pellets (and other iron ore products) previously shipped in the then current calendar year, as follows:

Applicable royalty
(expressed as a percentage
Tons of iron ore products	of gross sales proceeds
shipped in calendar year	within each tranche)
one million or less	2-1/2%
more than one but not more than two million	3-1/2%
more than two but not more than three million	5%
more than three but not more than four million	5-1/2%
more than four million	6%

Royalty bonuses. Royalty bonuses are payable on all iron ore products produced from Mesabi Ore shipped from Silver Bay during a calendar quarter and sold at prices above the Adjusted Threshold Price. The Adjusted Threshold Price was $66.00 for calendar year 2023, $67.75 for calendar year 2024, and is $69.41 for calendar year 2025. The Adjusted Threshold Price is subject to adjustment (but not below $30 per ton) for inflation and deflation and is determined each year on the basis of the change in the Gross Domestic Product Implicit Price Deflator, a broad-based index of inflation and deflation published quarterly by the U.S. Department of Commerce.

The amount of royalty bonuses payable for any calendar quarter is calculated on the basis of an escalating scale of percentages of the gross sales proceeds to Northshore of pellets produced from Mesabi Ore that are sold at prices above the Adjusted Threshold Price. The applicable percentage is determined by reference to the amount by which the sales prices for a particular quantity of pellets exceeds the Adjusted Threshold Price, as follows:

Amount by which sales price per ton	Applicable
exceeds Adjusted Threshold Price	Percentage
$2 or less	1/2 of 1%
more than $2 but not more than $4	1%
more than $4 but not more than $6	1-1/2%
more than $6 but not more than $8	2%
more than $8 but not more than $10	2-1/2%
more than $10	3%

Leasehold royalty example. To illustrate the calculation of base overriding royalties and royalty bonuses, assume that no shipments of iron ore products were made during the first calendar quarter of 2025, and further assume that pellets were shipped from Silver Bay in the second and third calendar quarters of 2025 in the following tonnage quantities and rendering the following gross proceeds:

	Tonnage	Sales Price per Ton	Gross Proceeds
2nd Quarter:	500,000	$68	$34,000,000
3rd Quarter:	500,000	$71	$35,500,000
	1,000,000	$72	$72,000,000
	1,000,000	$74	$74,000,000
	1,000,000	$78	$78,000,000
	1,500,000	$80	$120,000,000

In this example, the base overriding royalties payable in respect of the second and third calendar quarters of 2025 would be as follows:

2nd Quarter:	$34,000,000 x 2-1/2%	=	$850,000
3rd Quarter:	$35,500,000 x 2-1/2%	=	$887,500
	$72,000,000 x 3-1/2%	=	$2,520,000
	$74,000,000 x 5%	=	$3,700,000
	$78,000,000 x 5-1/2%	=	$4,290,000
	$120,000,000 x 6%	=	$7,200,000

Based on the same example, the base overriding royalty percentage applicable for all iron ore products shipped in the fourth calendar quarter of 2025 would be 6%, because more than four million tons were shipped during the first three quarters.

Further, the royalty bonuses payable in respect of the second and third calendar quarters of 2025 would be as follows (with reference to the Adjusted Threshold Price (“ATP”) of $69.41).

2nd Quarter:	$68.00/ton falls below ATP: no bonus payable	=	None
3rd Quarter:	$35,500,000 x 0.5%	=	$177,500
	$72,000,000 x 1.0%	=	$720,000
	$74,000,000 x 1.5%	=	$1,110,000
	$78,000,000 x 2.5%	=	$1,950,000
	$120,000,000 x 3.0%	=	$3,600,000

The above figures are provided only to illustrate the method for calculating base overriding royalties and royalty bonuses and do not indicate the amount of base overriding royalties or royalty bonuses the Trustees expect Mesabi Trust to earn in calendar 2025 or any other calendar or fiscal year. Accordingly, the foregoing example illustrating the calculation of base overriding royalties and royalty bonuses should not be considered a prediction of the amount of base overriding royalties or royalty bonuses Mesabi Trust will receive.

Bonuses on other ore. Northshore also must pay base overriding royalties and royalty bonuses on pellets produced from lands other than Mesabi Trust Lands (“Other Ore”) to the extent necessary to assure payment of base overriding royalties and royalty bonuses on at least 90% of the first four million tons of pellets shipped from Silver Bay in each calendar year, at least 85% of the next two million tons of pellets shipped therefrom in each calendar year, and at least 25% of all tonnage of pellets shipped therefrom in each calendar year in excess of six million tons. Base overriding royalties and royalty bonuses payable on Other Ore can be recouped by Northshore out of base overriding royalties and royalty bonuses paid on Mesabi Ore. The amount of base overriding royalties and royalty bonuses on Other Ore that can be recouped on any payment date cannot, however, exceed 20% of the amount of Mesabi Ore royalties and royalty bonuses which are otherwise payable on that payment date.

Advance royalties. Northshore is obligated to pay Mesabi Trust advance royalties in equal quarterly installments. The advance royalty was $1,129,615 for calendar year 2024 and is $1,157,261 for calendar year 2025. The amount of advance royalties payable is subject to adjustment (but not below $500,000 per annum) for inflation and deflation and is determined each year in the same manner as the Adjusted Threshold Price. All payments of advance royalties are credited against payments of base overriding royalties and royalty bonuses payable on Mesabi Ore until fully recouped by Northshore. The amount of advance royalties payable in respect of each calendar quarter constitutes the minimum overriding royalty amount payable by Northshore in respect of that calendar quarter.

Other leasehold royalty information. Base overriding royalties and royalty bonuses are payable quarterly and accrue upon shipment, whether or not the actual sales proceeds for any shipment are received by Northshore. The amount of base overriding royalties and royalty bonuses payable with respect to the first three quarters in any calendar year are determined on the basis of tonnage shipped during each such calendar quarter and the actual sales proceeds of such shipments, with an adjustment made to the royalties payable with respect to the last quarter in any calendar year to account for adjustments.

LAND TRUST AND FEE ROYALTIES

Mesabi Land Trust holds 20% interest as fee owner in the Peters Lease Lands and a 100% interest as fee owner in the Mesabi Lease Lands as lessor of the Mesabi Lease. Mesabi Trust holds the entire beneficial interest in Mesabi Land Trust and is entitled to receive the net income of Mesabi Land Trust after payment of expenses. Northshore is not obligated to pay royalties or rental to Mesabi Land Trust as fee owner of the non-mineral bearing Mesabi Lease Lands, a consideration having been paid in that respect at the inception of the Mesabi Lease.

Northshore is required to pay a base royalty to the fee owners in an amount which, at its option, is either (a) 11-2/3¢ per gross ton of crude ore it mines from the Peters Lease Lands, or (b) $0.0056 for each 1% of metallic iron ore natural contained in each gross ton of pellets it produces from the Peters Lease Lands and ships. The base fee royalty rate is adjusted up or down each quarter (but not below the base royalty specified above) by adding or subtracting an amount to be determined by reference to changes in Lower Lake Mesabi Range pellet prices and the All Commodities Producer Price Index. The adjustment factor is computed by multiplying the base fee royalty rate specified above by a percentage that is the sum of (a) one-half of the percentage change, if any, by which the then prevailing price per iron unit of Mesabi Range taconite pellets delivered by rail or vessel at Lower Lake Erie ports exceeds 80.5¢ (the price per iron unit in effect in January 1982), plus (b) one-half of the percentage change, if any, by which the All Commodities Producer Price Index exceeds 295.8 (the level of the Index for December 1981). Fee royalties aggregating $588,844 with respect to crude ore mined by Northshore were earned by Mesabi Land Trust during the fiscal year ended January 31, 2025.

TRUST EXPENSES

Total Trust Expenses

Total Trust expenses for the fiscal year ended January 31, 2025 were $5,321,408, representing an increase of $1,442,715, or 37.2%, from the $3,878,693 of total Trust expenses in fiscal 2024. The increase in Trust expenses from fiscal 2025 to fiscal 2024 was due primarily to an increase in legal fees and other expenses discussed further in the “Trust Legal Expenses” section below.

Trust Legal Expenses

Mesabi Trust paid Fox Rothschild LLP $3,851,378 for legal services provided to the Trust during the fiscal year ended January 31, 2025. Comparatively, Mesabi Trust paid Fox Rothschild LLP $2,572,380 for legal services provided to the Trust during fiscal year ended January 31, 2024.

In each of the last two fiscal years, Fox Rothschild LLP represented the Trust and assisted the Trustees in arbitration proceedings involving royalties, as well as the preparation and filing of the Trust’s current, periodic and annual reports with the SEC, a variety of governance and corporate trust law matters, iron ore royalty matters and securities law and NYSE compliance matters.

The total amount of Fox Rothschild’s legal fees for services rendered during fiscal 2025 increased approximately $1,278,998, or 49.7% as compared to fiscal 2024. The increase in legal fees in fiscal 2025, as compared to fiscal 2024, resulted primarily from the increased legal services provided to the Trust and Trustees during fiscal 2025 during which Fox Rothschild represented Mesabi Trust in the arbitration proceeding which commenced on October 14, 2022 and which resulted in a unanimous final award decision received by the Trust on September 6, 2024. The AAA final award included a payment of $71,185,029 by Cliffs and Northshore received by the Trust on October 4, 2024. See “AAA Arbitration Final Award and Payment” under “Legal Proceedings” in Part I, Item 1 of this Mesabi Trust Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2025.

Total Trust expenses by category for fiscal 2025 and 2024 are set forth in the table below.

	Fiscal Year ended January 31,
	2025		2024
Compensation of Trustees	$256,654		$257,064
Corporate Trustee’s Administrative Fees	62,500		62,500
Professional fees and expenses
Legal	3,851,378		2,572,380
Accounting and auditing	238,644		247,443
Mining consultant and field representatives	46,985		42,925
Insurance	276,652		280,855
Annual stock exchange fee	80,020		80,575
Transfer agent’s and registrar’s fees	4,471		4,693
Other Trust Expenses	504,104	(1)	330,258	(1)
	$5,321,408		$3,878,693

(1)“Other Trust Expenses” for the fiscal years ended January 31, 2025 and 2024 included additional consulting fees and costs incurred by the Trust in connection with study, review and analysis of iron ore royalties and markets, as well as ongoing arbitration costs.

UNALLOCATED RESERVE

Each quarter, as authorized by the Agreement of Trust, the Trustees will reevaluate all relevant factors including all costs, expenses, obligations, and present and future liabilities of the Trust (whether known or contingent) in determining an appropriate level of unallocated reserve for the Trust in order to be in position to meet the current and ongoing challenges in the iron ore and steel industries. The actual amount of the Unallocated Reserve will fluctuate from time to time and may increase or decrease from its current level. Accordingly, although the actual amount of the Unallocated Reserve will fluctuate from time to time, and may increase or decrease from its current level, it is currently expected that future distributions will be highly dependent upon royalty payments received quarterly and the level of Trust expenses that the Trustees anticipate occurring in subsequent quarters. Pursuant to the Agreement of Trust, the Trust makes decisions about cash distributions to Unitholders based on the royalty payments it receives from Cliffs when received, rather than as royalty income is recorded in accordance with the Trust’s revenue recognition policy. Refer to

Note 4 for further information. The amount of future royalty income available for distribution will be subject to the volume of iron ore product shipments and the dollar level of sales by Cliffs. Shipping activity is greatly reduced during the winter months and economic conditions, particularly those affecting the steel industry, may adversely affect the amount and timing of such future shipments and sales. It is possible that future negative price adjustments could offset, or even eliminate, royalties or royalty income that would otherwise be payable to the Trust in any particular quarter, or at year end, thereby potentially reducing cash available for distribution to the Trust’s Unitholders in future quarters. See discussion under the heading “Risk Factors” in this Annual Report.

The Trustees will continue to monitor the economic circumstances of the Trust to strike a responsible balance between distributions to Unitholders and the need to maintain reserves at a prudent level, given the unpredictable nature of the iron ore industry, the Trust’s dependence on the actions of Cliffs and Northshore, and the fact that the Trust essentially has no other liquid assets.

CERTIFICATES OF BENEFICIAL INTEREST

The Mesabi Trust’s Certificates of Beneficial Interest are traded on the NYSE under the symbol “MSB.” Distributions declared to Unitholders during the fiscal year ended January 31, 2025 totaled $90,921,669 as compared to $9,446,407 during fiscal year ended January 31, 2024. The Trust declared Unitholders distributions of $6.93 per Unit for the fiscal year ended January 31, 2025, compared with declared distributions of $0.72 per Unit for the fiscal year ended January 31, 2024.

During the past two fiscal years, the market ranges of the certificates for each quarterly period and the distributions declared for such quarterly periods were as follows:

			Distribution	Distribution
Fiscal Quarter Ended	High	Low	Declared	Per Unit
April 30, 2024	$19.65	$16.72	$3,804,803	$0.29
July 31, 2024	$18.52	$15.08	3,936,002	0.30
October 31, 2024	$26.27	$15.93	5,116,804	0.39
January 31, 2025	$37.00	$22.24	78,064,060	5.95
			$90,921,669	$6.93

			Distribution	Distribution
Fiscal Quarter Ended	High	Low	Declared	Per Unit
April 30, 2023	$29.00	$20.35	$—	$—
July 31, 2023	$23.72	$17.13	—	—
October 31, 2023	$22.39	$17.99	4,592,003	0.35
January 31, 2024	$21.23	$17.25	4,854,404	0.37
			$9,446,407	$0.72

As of the close of business on April 21, 2025, the beneficial interest in Mesabi Trust was represented by 13,120,010 Units, 164,135 Units of which were held by 510 holders of record.

THE TRUSTEES

The name and address of each Trustee and the principal occupation of each individual Trustee are as follows:

Name and Address of Trustee	Principal Occupation

Deutsche Bank Trust Company Americas Corporate Trustee 1 Columbus Circle, 17th Floor Mail Stop: NYC01-1710 New York, New York 10019	New York chartered insured depository institution

Robert C. Berglund Individual Trustee c/o Deutsche Bank Trust Company Americas 1 Columbus Circle, 17th Floor Mail Stop: NYC01-1710 New York, New York 10019	Retired Vice President and General Manager Cleveland-Cliffs Inc.

James A. Ehrenberg Individual Trustee c/o Deutsche Bank Trust Company Americas Corporate Trustee 1 Columbus Circle, 17th Floor Mail Stop: NYC01-1710 New York, New York 10019	Until April 2005, Senior Vice President, Corporate Trust Services, U.S. Bank, N.A.

Michael P. Mlinar Individual Trustee c/o Deutsche Bank Trust Company Americas Corporate Trustee 1 Columbus Circle, 17th Floor Mail Stop: NYC01-1710 New York, New York 10019	Retired Vice President of North American Iron Ore Initiative Cleveland-Cliffs Inc.

Robin M. Radke Individual Trustee c/o Deutsche Bank Trust Company Americas Corporate Trustee 1 Columbus Circle, 17th Floor Mail Stop: NYC01-1710 New York, New York 10019	Attorney with Fredrikson & Byron, P.A.

April 24, 2025	Respectfully submitted, DEUTSCHE BANK TRUST COMPANY AMERICAS ROBERT C. BERGLUND JAMES A. EHRENBERG MICHAEL P. MLINAR ROBIN M. RADKE

TRUSTEES’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Mesabi Trustees are responsible for establishing and maintaining adequate internal control over financial reporting for Mesabi Trust. The Trust’s internal control system was designed to provide reasonable assurance to the Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Mesabi Trustees assessed the effectiveness of the Trust’s internal control over financial reporting as of January 31, 2025. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on their assessment, the Trustees believe that, as of January 31, 2025, the Trust’s internal control over financial reporting is effective, based on those criteria.

This Annual Report on Form 10-K does not include, and is not required to include, an attestation report of the Trust’s independent registered public accounting firm on internal control over financial reporting based on an exemption from such rules related to the Trust’s status as a smaller reporting company and non-accelerated filer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders and Trustees of Mesabi Trust:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mesabi Trust (the “Trust”) as of January 31, 2025 and 2024, and the related statements of income, unallocated reserve and trust corpus, and cash flows for each of the fiscal years in the two-year period ended January 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Trust’s Trustees. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Trust, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Trustees and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Boulay PLLP

We have served as the Trust’s auditor since 2023.

Minneapolis, Minnesota

April 24, 2025

MESABI TRUST

BALANCE SHEETS

AS OF JANUARY 31, 2025 AND 2024

	2025	2024

Assets

Cash and cash equivalents	$100,204,531	$23,980,448
Accrued income receivable	1,160,761	1,960,358
Contract asset	240,642	451,896
Prepaid expenses	122,518	297,647
Current assets	101,728,452	26,690,349

Fixed property, including intangibles, at nominal values

Assignments of leased property

Amended assignment of Peters Lease	1	1

Assignment of Cloquet Leases	1	1

Certificate of beneficial interest for 13,120,010 units of Land Trust	1	1
	3	3

Total assets	$101,728,455	$26,690,352

Liabilities, Unallocated Reserve And Trust Corpus

Liabilities
Distribution payable	$78,064,060	$4,854,404
Accrued expenses	336,675	860,802
Total liabilities	78,400,735	5,715,206

Unallocated reserve	23,327,717	20,975,143

Trust corpus	3	3

Total liabilities, unallocated reserve and trust corpus	$101,728,455	$26,690,352

See Notes to Financial Statements

MESABI TRUST

STATEMENTS OF INCOME

YEARS ENDED JANUARY 31, 2025 AND 2024

	2025	2024

Revenues
Royalties under amended lease agreements	$24,866,656	$21,331,166
Royalties under Peters Lease fee	588,844	761,465
Arbitration award	71,185,029	—
Interest	1,955,122	769,398

Total revenues	98,595,651	22,862,029

Expenses
Compensation of Trustees	256,654	257,064
Corporate Trustee’s administrative fees	62,500	62,500
Professional fees and expenses:
Legal	3,851,378	2,572,380
Accounting and auditing	238,644	247,443
Mining consultant and field representatives	46,985	42,925
Insurance	276,652	280,855
Annual stock exchange fee	80,020	80,575
Transfer agent’s and registrar’s fees	4,471	4,693
Other Trust expenses	504,104	330,258

Total expenses	5,321,408	3,878,693

Net income	$93,274,243	$18,983,336

WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING	13,120,010	13,120,010
Number of units outstanding

Net income per unit (Note 2)	$7.109	$1.447

See Notes to Financial Statements

MESABI TRUST

STATEMENTS OF UNALLOCATED RESERVE AND TRUST CORPUS

YEARS ENDED JANUARY 31, 2025 AND 2024

	Unallocated Reserve
	Number of		Trust
	Units	Amount	Corpus

BALANCE, JANUARY 31, 2023	13,120,010	$11,438,214	$3

Net income	—	18,983,336	—
No distribution declared or paid for quarter ended April 30, 2023	—	—	—
No distribution declared or paid for quarter ended July 31, 2023	—	—	—
Distribution paid November 20, 2023, $0.35 per unit	—	(4,592,003)	—
Distribution declared January 30, 2024, paid February 20, 2024, $0.37 per unit	—	(4,854,404)	—

BALANCE, JANUARY 31, 2024	13,120,010	$20,975,143	$3

Net income	—	93,274,243	—
Distribution paid May 20, 2024, $0.29 per unit	—	(3,804,803)	—
Distribution paid August 20, 2024, $0.30 per unit	—	(3,936,002)	—
Distribution paid November 20, 2024, $0.39 per unit	—	(5,116,804)	—
Distribution declared January 14, 2025, paid February 20, 2025, $5.95 per unit	—	(78,064,060)	—

BALANCE, JANUARY 31, 2025	13,120,010	$23,327,717	$3

See Notes to Financial Statements

MESABI TRUST

STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31, 2025 AND 2024

	2025	2024

Operating activities
Royalties received	$26,727,564	$17,420,199
Arbitration award	71,185,029	—
Interest received	1,693,908	755,017
Expenses paid	(5,670,405)	(3,569,265)

Net cash from operating activities	93,936,096	14,605,951

Financing activity
Distributions to unitholders	(17,712,013)	(4,592,003)

Net change in cash and cash equivalents	76,224,083	10,013,948

Cash and cash equivalents, beginning of period	23,980,448	13,966,500

Cash and cash equivalents, end of period	$100,204,531	$23,980,448

Reconciliation of net income to net cash from operating activities

Net income	$93,274,243	$18,983,336
Decrease (increase) in accrued income receivable	799,597	(1,936,796)
Decrease (increase) in contract asset	211,254	(451,896)
Decrease (increase) in prepaid expense	175,129	(170,414)
(Decrease) increase in accrued expenses	(524,127)	479,842
(Decrease) increase in contract liability	—	(2,298,121)

Net cash from operating activities	$93,936,096	$14,605,951

See Notes to Financial Statements

MESABI TRUST

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2025 AND 2024

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

Nature of Business

Mesabi Trust (“Mesabi Trust” or the “Trust”), formed pursuant to an Agreement of Trust dated July 18, 1961 (the “Agreement of Trust”), is a trust organized under the laws of the State of New York. Mesabi Trust holds all of the interests formerly owned by Mesabi Iron Company (“MIC”), including all right, title and interest in the Amendment of Assignment, Assumption and Further Assignment of Peters Lease (the “Amended Assignment of Peters Lease” or the “Royalty Agreement”), the Amendment of Assignment, Assumption and Further Assignment of Cloquet Lease (the “Amended Assignment of Cloquet Lease”) and together with the Amended Assignment of Peters Lease, (the “Amended Assignment Agreements”), the beneficial interest in a trust organized under the laws of the State of Minnesota to administer the Mesabi Fee Lands (as defined below) as the trust corpus in compliance with the laws of the State of Minnesota on July 18, 1961 (the “Mesabi Land Trust”) and all other assets and property identified in the Agreement of Trust. The Amended Assignment of Peters Lease relates to an Indenture made as of April 30, 1915 among East Mesaba Iron Company (“East Mesaba”), Dunka River Iron Company (“Dunka River”) and Claude W. Peters (the “Peters Lease”) and the Amended Assignment of Cloquet Lease relates to an indenture made May 1, 1916 between Cloquet Lumber Company and Claude W. Peters (the “Cloquet Lease”).

Mesabi Trust was created in 1961 upon the liquidation of Mesabi Iron Company. The sole purpose of the Trust, as set forth in the Agreement of Trust dated July 18, 1961, is to conserve and protect the Trust Estate and to collect and distribute the income and proceeds there from to the Trust’s certificate holders after the payment of, or provision for, expenses and liabilities. The Agreement of Trust prohibits the Trust from engaging in any business. In accordance with the Agreement of Trust, the Trust will terminate twenty-one years after the death of the survivor of twenty-five persons named in an exhibit to the Agreement of Trust, the youngest of whom was believed to be sixty-four years old as of February 2025.

The lessee/operator of Mesabi Trust’s mineral interests is Northshore Mining Corporation (NMC), a subsidiary of Cleveland-Cliffs Inc. (“Cliffs”). Prior to September 30, 1994, the lessee/operator had been a subsidiary of Cyprus Amax Minerals Company and was named Cyprus Northshore Mining Corporation (“Cyprus NMC”).

Organization

The beneficial interest in Mesabi Trust is represented by 13,120,010 transferable units distributed on July 27, 1961 to shareholders of Mesabi Iron Company.

The Trust’s status as a grantor trust was confirmed by letter ruling addressed to Mesabi Iron Company from the Internal Revenue Service in 1961. As a grantor trust, Mesabi is exempt from Federal income taxes and its income is taxable directly to the Unitholders.

The Trust's fiscal year is February 1 to January 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of January 31, 2025 and 2024, the Trust held $100,204,531 and $23,980,448, respectively, in U.S. Government Securities with maturities of less than three months, or a money market fund that invests primarily in obligations of the U.S. Treasury, which it considers to be cash and cash equivalents.

Revenue Recognition

The Trust accounts for revenue in accordance with ASC 606 - Revenue from Contracts with Customers. All revenue is recognized as the performance obligations are satisfied. In accordance with the Royalty Agreement, the Trust recognizes revenue for providing access to the lands and minerals only after the consideration that it is entitled to receive is determinable. Prior to the outcome of the arbitration that commenced on December 9, 2019, as described further below, the Trust was not entitled to consideration for base and bonus royalties until product was shipped from the NMC facility in Silver Bay, Minnesota. After the outcome of the arbitration and consistent with Cliffs’ payment and pricing practices, the Trust is entitled to payment upon production of pellets to be sold for internal use by facilities owned by Cliffs or its subsidiaries. As a result, the Trust recognizes revenue for internal use pellets upon production of those pellets, which are deemed to be shipped under the Royalty Agreement, regardless of pellet grade. Pellets that are not designated for internal use by Cliffs, or its subsidiaries, continues to be recognized as revenue upon shipment from Silver Bay, Minnesota. Shipped product and deemed shipped product are hereafter collectively referred to as “shipped.”

Base Overriding Royalties

The performance obligation for the base overriding royalty consists of providing NMC access to the Peters Lands, Cloquet Lands, and Mesabi Lands and the right to mine on these lands. The consideration to be received from this access under the Amended Assignment of Peters Lease relates to the volume of iron ore shipped. Mesabi Trust receives royalties at the greater of (i) the aggregate quantity of iron ore products shipped, that were mined from Mesabi Trust Lands, and (ii) a portion of the aggregate quantity of all iron ore products shipped, that were mined from any lands during the calendar year, such portion being 90% of the first four million tons shipped, during such year, 85% of the next two million tons shipped, during such year, and 25% of all tonnage shipped in excess of six million tons during such year.

The royalty percentage paid to the Trust increases as the aggregate tonnage of iron ore products shipped, attributable to the Trust in any calendar year increases. The Trust earns a 2.5% royalty on the first million tons shipped in a calendar year, 3.5% on the second million tons, 5.0% on the third million tons, 5.5% on the fourth million tons and 6.0% beyond four million tons. The base overriding royalties contain variable consideration, as the transaction price is based on a percentage that varies based on the total cumulative tons of iron ore shipped. Under the royalty agreement, measurement of the total cumulative volumes of iron ore shipped and the applicable royalty percentages is reset at the beginning of each calendar year. The Trust estimates the variable consideration it expects to be entitled to receive based on the estimated average royalty percentage over the calendar year periods that are included in the Trust’s fiscal year. The Trust evaluates the estimate of the variable consideration to determine whether the estimate needs to be constrained and includes the variable consideration in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Trust estimates the base overriding royalty percentage using the expected value method, which calculates the estimate based on historical, current, and forecasted shipments. At each quarter end, the Trust updates its estimate of total tons expected to be shipped for the calendar year and applies the estimated annual royalty rate to actual tons shipped in the quarter. The

Trust recognizes revenue for base overriding royalties on a quarterly basis based on actual shipments, the estimated annual royalty rate and estimated prices for iron ore products sold under Cliffs’ Customer Contracts.

Bonus Royalties

The performance obligation for the bonus royalties consists of providing NMC access to the Peters Lands, Cloquet Lands, and Mesabi Lands and the right to mine on these lands. The consideration to be received from this access under the Amended Assignment of Peters Lease relates to the volume of iron ore shipped, by NMC. The Trust recognizes bonus royalties on a quarterly basis based on shipments, for the fiscal quarter at the actual royalty percentage for those shipments and based on the anticipated prices for iron ore products sold under Cliffs’ Customer Contracts. The Trust is paid royalty bonuses when iron ore products shipped are sold at anticipated prices above a threshold price per ton. The royalty bonus is based on a percentage of the gross proceeds of product shipped. The royalty bonus percentage ranges from 1/2 of 1% of the gross proceeds (on all tonnage shipped for sale at prices between the threshold price and $2.00 above the threshold price) to 3% of the gross proceeds (on all tonnage shipped for sale at prices $10.00 or more above the threshold price). The threshold price is adjusted annually for inflation and was $66.00 per ton for calendar year 2023, $67.75 per ton for calendar year 2024, and is $69.41 per ton for calendar year 2025.

Fee Royalties

Fee royalties are determined based on the volume of crude ore mined on a quarterly basis. The Trust recognizes fee royalties on a quarterly basis based on the actual crude ore mined during the fiscal quarter. Fee royalties are payable to the Mesabi Land Trust, a Minnesota land trust, which holds a 20% interest as fee owner in the Amended Assignment of Peters Lease. Mesabi Trust holds the entire beneficial interest in the Mesabi Land Trust for which U.S. Bank N.A. acts as the corporate trustee. Mesabi Trust receives the net income of the Mesabi Land Trust, which is generated from royalties on the amount of crude ore mined after the payment of expenses to U.S. Bank N.A. for its services as the corporate trustee. The fee royalty on crude ore is based on an agreed price per ton, subject to certain indexing.

Arbitration Award Proceeds

As previously reported, on October 14, 2022, Mesabi Trust initiated arbitration against Northshore, the lessee/operator of the leased lands, and its parent, Cliffs, with the American Arbitration Association (“AAA”). The Trust sought an award of damages relating to Cliffs’ and Northshore’s underpayment of royalties in 2020, 2021, and the first four months of 2022 by virtue of Cliffs’ and Northshore’s failure to use the highest priced arms’-length iron ore pellet sale from the preceding four quarters in pricing certain pellet shipments from 2020 through the first four months of 2022. The Trust also sought declaratory relief related to the Trust’s entitlement to certain documentation and to the time when Cliffs’ and Northshore’s royalty obligations accrue.

The evidentiary hearing was completed before a panel of three arbitrators in March 2024 under the commercial rules of the AAA. Post-hearing briefs were exchanged in May 2024. Post-hearing oral arguments and final submissions were concluded in June 2024. The Trust received the final award on September 6, 2024, which unanimously awarded the Trust damages in the amount of $59,799,977 for underpaid royalties in 2020, 2021 and the first four months of 2022, plus pre-award interest in the amount of $11,385,052, calculated at the rate of 10% simple interest per annum from the date of the initial demand through the date of the award. Pursuant to the award, Cliffs and Northshore were required to pay the Trust the amounts specified in the Award by no later than October 6, 2024. The Tribunal approved the parties’ stipulated Consent Award approving the Trust’s ongoing entitlement to certain documentation related to verifying royalty calculations. The Tribunal denied the Trust’s request for declaratory relief regarding the time at which Cliff’s NorthShore’s royalty obligations accrue.

Pursuant to the AAA tribunal’s unanimous final award dated September 6, 2024, Northshore and Cliffs paid Mesabi Trust $71,185,029 on October 4, 2024 as a final award, including interest. This non-recurring revenue is reflected as “Arbitration award” under “Revenues” on the Trust’s Statement of Income.

Accrued Income Receivable

The accrued income receivable represents royalty income earned but not yet received by the Trust under the royalty agreements described elsewhere in these notes. Accrued income receivable is comprised of (i) shipments, during the last month of the Trust’s fiscal year, if any, and (ii) net positive price adjustments, if any, resulting from the price adjustment mechanisms in the agreements between Cliffs and its customers that determine the final sales price of the shipments from Silver Bay, Minnesota. During the fourth quarter of fiscal 2024, positive pricing adjustments of $279,223 were recorded by Mesabi Trust and added to the accrued income receivable due to the price adjustment mechanisms in the agreements between Cliffs and its customers that determined the final sales price of the shipments from NMC with respect to shipments during calendar year 2022. There we no pricing adjustment during the fourth quarter of fiscal 2025. The accrued income receivable balance as of January 31, 2023 was $23,562.

Contract Asset and Contract Liability

The contract asset and contract liability are presented net in the accompanying balance sheets as both the contract asset and contract liability are derived from one customer contract. A net contract asset in the amount of $240,642 and $451,896 is reflected on the Balance Sheet as of January 31, 2025 and 2024, respectively. The net contract asset is made up of a contract asset in the amount of $240,642 and $451,896 and no contract liability as of January 31, 2025 and 2024, respectively. The contract asset relates to variable consideration for base overriding royalties that occurs as a result of escalating base overriding royalty rates earned as thresholds for tons of ore shipped are reached, as described in the base overriding royalties section above. The recorded contract asset represents the additional revenue earned based on the estimated annual royalty rate compared to the effective contracted rate for tons shipped during the period. The contract asset is not available for distribution to the Unitholders until the applicable royalties are actually received by the Trust. A net contract liability of $2,298,121, made up of a contract liability of $2,298,121 and no contract asset existed as of January 31, 2023. Revenue related to this contract liability of $2,298,121 was recognized as revenue during the fiscal year ended January 31, 2024.

Fixed Property, Including Intangibles

The Trust’s fixed property, including intangibles, is recorded at nominal values and includes the following:

1.The entire beneficial interest as assignor in the Amended Assignment Agreements covering taconite properties in Minnesota which are leased to NMC.

2.The entire beneficial interest in Mesabi Land Trust which owns a 20% fee interest in the lands subject to the Peters Lease and the entire fee interest in other properties in Minnesota.

Net Income Per Unit

Net income per unit is computed by dividing net income by the weighted average number of units outstanding.

Concentration of Credit Risk

Financial instruments which potentially subject the Trust to concentrations of credit risk consist primarily of cash that is maintained at an FDIC insured financial institution. At times during the year, the Trust’s cash balance may exceed insured limits.

As further described in Note 1, NMC is the lessee/operator of the Mesabi Trust land. All royalty income earned by the Trust is received from NMC, and accordingly, substantially all of the accrued income receivable, contract assets and contract liabilities are also with NMC. The Trust has recorded $0 allowance for credit losses related to receivables from NMC as of January 31, 2025 and 2024, respectively.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires the Trustees to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically, the accrued income receivable, contract asset, contract liability and related royalty revenue are significant estimates which are subject to change in the near term, and changes to these estimates could have a material effect on the Trust’s financial statements.

Subsequent Events

Material subsequent events are evaluated for recognition or disclosure in the accompanying financial statements.

On April 15, 2025, the Trustees of Mesabi Trust announced the declaration of a distribution of fifty-six cents ($0.56) per Unit of Beneficial Interest payable on May 20, 2025 to Mesabi Trust Unitholders of record at the close of business on April 30, 2025.

Fair Value Measures

Valuation Hierarchy

GAAP establishes a three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

●	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

The carrying amounts of highly liquid investments classified as cash equivalents approximated fair value as of January 31, 2025 and 2024, because of the relative short maturity of these investments.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07; Improvements to Reportable Segment Disclosures. The ASU, which amends Top 280: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Trust has a single reportable segment based on the nature of the Trust and its operations. The nature of the Trust and the accounting policies of the single segment are the same as described throughout Notes 1 and 2. The Trust’s Chief Operating Decision Maker (“CODM”) is the Trustees of Mesabi Trust. The Trust adopted the standard on February 1, 2024. The adoption did not have a material impact on the Trust’s financial statements.

The Trust has evaluated other recently issued accounting pronouncements and interpretations that are effective for the fiscal year ended January 31, 2025, and has determined they do not have a material effect on the Trust’s financial position, results of operations or cash flows. The Trust has also evaluated accounting standards and interpretations that were issued during the fiscal year ended January 31, 2025, that will be effective for subsequent fiscal years and does not believe they will have a material effect on the Trust’s financial position, results of operations or cash flows when adopted.

NOTE 3 - ROYALTY AGREEMENT

The current royalty rate schedule became effective on August 17, 1989, which was established pursuant to the Amended Assignment of Peters Lease the Trust entered into with Cyprus NMC, the predecessor to NMC. Pursuant to the Amended Assignment of Peters Lease, overriding royalties are determined by both the volume and applicable selling price of iron ore products shipped.

Pursuant to the Amended Assignment of Peters Lease, NMC is obligated to pay Mesabi Trust base overriding royalties, in varying amounts constituting a percentage of the gross proceeds of shipments of iron ore product produced from Mesabi Trust lands or, to a limited extent, other lands. NMC is obligated to make payments of overriding royalties on product shipments within 30 days following the calendar quarter in which such shipments occur.

Royalty bonuses are payable on all iron ore products produced from Mesabi Ore shipped during a calendar quarter and sold at prices above the Adjusted Threshold Price. The Adjusted Threshold Price was $66.00 per ton for calendar year 2023, $67.75 per ton for calendar year 2024, and is $69.41 per ton for calendar year 2025. The Adjusted Threshold Price is subject to adjustment (but not below $30 per ton) for inflation and deflation and is determined each year on the basis of the change in the Gross Domestic Product Implicit Price Deflator, a broad based index of inflation and deflation published quarterly by the U.S. Department of Commerce.

NMC is obligated to pay to Mesabi Trust a minimum advance royalty of $500,000 per annum, subject to adjustment for inflation and deflation (but not below $500,000), which is credited against base overriding royalties and royalty bonuses. NMC is obligated to make quarterly payments of the minimum advance royalty in January, April, July and October of each year. For the calendar year ending December 31, 2025, the minimum advance royalty threshold is $1,157,261. The minimum annual advance royalty threshold was $1,129,615 for the calendar year ended December 31, 2024.

NOTE 4 - UNALLOCATED RESERVE AND DISTRIBUTIONS

Each quarter, as authorized by the Agreement of Trust, the Trustees will reevaluate all relevant factors including all costs, expenses, obligations, and present and future liabilities of the Trust (whether known or contingent) in determining a prudent level of unallocated reserve in light of the unpredictable nature of the iron ore industry, current economic conditions and the current communications from Cliffs as it relates to

NMC. The actual amount of the Unallocated Reserve will fluctuate from time to time and may increase or decrease from its current level. Accordingly, although the actual amount of the Unallocated Reserve will fluctuate from time to time, and may increase or decrease from its current level, it is currently expected that future distributions will be highly dependent upon royalty payments received quarterly and the level of Trust expenses that the Trustees anticipate occurring in subsequent quarters.

As of January 31, 2025 and January 31, 2024, the unallocated cash and cash equivalents portion of the Trust’s Unallocated Reserve consisted of the following components:

	January 31, 2025	January 31, 2024
Cash and cash equivalents	$100,204,531	$23,980,448
Distribution payable	(78,064,060)	(4,854,404)

Unallocated cash and cash equivalents	$22,140,471	$19,126,044

A reconciliation of the Trust’s Unallocated Reserve from January 31, 2024 to January 31, 2025 is as follows:

	Unallocated	Trust
	Reserve	Corpus	Total
Balances as of January 31, 2024	$20,975,143	$3	$20,975,146

Net income	93,274,243	—	93,274,243
Distributions declared - $6.9300 per unit	(90,921,669)	—	(90,921,669)

Balances as of January 31, 2025	$23,327,717	$3	$23,327,720

The Trustees determine the level of distributions on a quarterly basis after receiving notification from NMC as to the amount of royalty income that will be received and after determination of any known or anticipated expenses, liabilities and obligations of the Trust. Future distributions may vary depending upon the adjustments to royalty income, which are determined by NMC, and the level of Trust expenses that the Trustees anticipate occurring in subsequent quarters.

During the fiscal years ended January 31, 2025 and 2024, the Trustees distributed cash payments totaling $17,712,013 ($1.35 per Unit), $4,592,003 ($0.35 per Unit), respectively. In addition, in January 2025, the Trustees declared a distribution of $5.95 per Unit of beneficial interest payable in February 2025.